EXHIBIT 99.1

Rubicon Minerals Corporation

2015

Notice of Annual General and Special Meeting
of Shareholders

and

Information Circular

Place:	TMX Broadcast Centre Gallery The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2
Time:	2:00 PM (Toronto Time)
Date:	Wednesday, June 24, 2015

RUBICON MINERALS CORPORATION

C O R P O R A T E D A T A	44 Victoria Street, Suite 400 Toronto, Ontario M5C 1Y2 Telephone: 416.766.2804 Facsimile: 416.642.2299 e-mail: rubicon@rubiconminerals.com Website: www.rubiconminerals.com
	Directors	Officers

	David R. Beatty Chairman of the Board	Michael A. Lalonde President and Chief Executive Officer

	Dr. David W. Adamson Deputy Chairman of the Board	Daniel A. Labine Vice President, Operations

	Julian Kemp Michael A. Lalonde	Nicholas J. Nikolakakis Vice President and Chief Financial Officer

	Peter M. Rowlandson Bruce A. Thomas, Q.C.	Glenn Y. Kumoi Vice President, General Counsel and Corporate Secretary

	Michael D. Winship	Howard M. Bird Vice President, Exploration

Allan R. Candelario Vice President, Investor Relations

Listings
Toronto Stock Exchange
TSX Trading Symbol:  RMX

NYSE MKT LLC
Trading Symbol:  RBY

Registered pursuant to Section 12(b) of the United States Securities & Exchange
Act of 1934 and Annual Report filed in the United States on Form 40-F

Dear Shareholders:

You are cordially invited to attend the Annual General and Special Meeting of Shareholders of Rubicon Minerals Corporation (“Rubicon” or the “Company”) that will be held at the TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2, on Wednesday June 24, 2015, at 2:00 PM (Toronto Time).

The Phoenix Gold Project is now on the homestretch to projected initial gold production. We are pleased to inform you that mill commissioning is well underway. Stockpiling of stope development material has been ongoing since December 2014 and we are now in the process of stope longhole drilling. Rubicon anticipates that we will be hoisting mineralized material to surface from our first test stope in May. Mill commissioning and stope development will continue throughout the second quarter of this year and we remain on schedule to projected initial production in mid-2015.

The gold sector has remained volatile over the past year. We encourage investors to consider the gold price in Canadian dollars when evaluating the Company. It has averaged close to $CAD 1,500 per ounce in 2015 to date, which is mainly due to the weakness in the Canadian dollar exchange rate versus the U.S. dollar. This is a huge advantage to your company as the projected operating cost of the Phoenix Gold Project is denominated in Canadian dollars.

Over the last twelve months, there have been some important achievements that I would like to highlight. First, we appointed David R. Beatty, C.M., O.B.E. as Chairman of the Board of Directors. His leadership and experience has strengthened our Board, and will be important as we potentially emerge into a mid-tier gold producer. Second, we have reinforced our respectful and mutually beneficial long-term relationship with the Wabauskang First Nation, through the signing of an Exploration Accommodation Agreement and a Settlement Agreement. We plan to continue our discussions with the Lac Seul First Nation and the Métis Nation of Ontario to finalize collaboration agreements, further strengthening our long-term relationship with them. Our recently completed 38,000-metre infill drilling program has improved our confidence in the F2 Deposit and confirmed our expectations of the deposit in terms of grade and continuity. Finally, we have regained control of our 350 square miles of mining claims in the emerging Long Canyon gold trend straddling the Nevada-Utah border, following the expiration of our option agreement with West Kirkland Mining.

Dr. David Adamson will not be on this year’s board slate. David was the original founder of the company in 1996 and it was under his leadership that the F2 deposit was discovered at Phoenix. We would like to thank David for his many years of dedicated service to Rubicon Minerals and wish him much success in his new role as President and CEO of Castle Mountain Mining.

Rubicon remains one of the most intriguing stories in the Canadian mining industry. The Phoenix Gold Project is the only gold project in Canada projected to start-up in 2015. We believe that Company has three main advantages. First, we believe that the high-grade nature of the F2 deposit, located in the prolific Red Lake mining camp known for profitable, high-grade gold production, has the potential to be a very profitable operation over the long-term with significant upside resource potential. Secondly, substantially all of the construction and development risk is behind us. Finally, our operations team has the ability and determination required to steward the Project through the start-up and ramp-up periods.

We would like to especially thank our team for their hard work and dedication and our shareholders for their continued support and perseverance, as we approach the projected start-up of the Phoenix Gold Project. Once we are in solid cash flow position, we will look at opportunities to grow the company further. We control over 100 square miles of prime exploration ground in the Red Lake gold district where we hope to add to our existing mineral resources. We also have the potential to extract value from our assets in the Long Canyon district. We are very proud to see the Rubicon story unfold as we approach a new era in the growth of the Company. Our corporate vision is not just to grow future production in terms of ounces produced. We will focus on delivering shareholder value by growing free cash flow in low-risk jurisdictions.

Sincerely,

(signed) “Michael A. Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

Toronto, Ontario
May 12, 2015

Rubicon Minerals Corporation Information Circular	Page 2

RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of RUBICON MINERALS CORPORATION (the “Company”) will be held at TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Wednesday June 24, 2015, at 2:00 PM (Toronto Time) for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2014, together with the report of the auditors thereon;

2.	to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

3.	to set the number of directors of the Company at six (6);

4.	to elect directors of the Company for the ensuing year;

5.
to consider and, if deemed appropriate, to pass ordinary resolutions approving the adoption of and amendments to, equity-based compensation plans, as more particularly described in the accompanying management information circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying information circular (“Information Circular”).

The Company will be using the notice-and-access model provided under National Instrument 54-101 (“Notice and Access”) for the delivery of its Information Circular, the Company’s Audited Consolidated Financial Statements and the Management’s Discussion & Analysis for the financial period ended December 31, 2014 (the “Meeting Materials”), to its shareholders.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a notice with information on how they may access the Meeting Materials electronically. However, shareholders will receive a paper proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly, as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.

The Meeting Materials are available on the Company’s website at www.rubiconminerals.com as of May 15, 2015 and will remain on the website for one full year thereafter.  Meeting Materials are also available upon request, without charge, by e-mail at legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706 (in North America) or at +1-416-238-7939 (outside North America), or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of May 15, 2015.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy or voting instruction form and then to complete, date, sign and deposit the form of proxy or voting instruction form in accordance with the instructions set out in the Information Circular and the form of proxy or voting instruction form.

BY ORDER OF THE BOARD

(signed) “Michael A. Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

Toronto, Ontario
May 12, 2015

Rubicon Minerals Corporation Information Circular	Page 4

RUBICON MINERALS CORPORATION

INFORMATION CIRCULAR

containing information as at May 12, 2015 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This information circular (“Information Circular”) has been prepared for the holders of common shares (“shareholders”) of Rubicon Minerals Corporation (“Rubicon” or the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the Company’s Annual General and Special Meeting of shareholders (“Meeting”) to be held on Wednesday, June 24, 2015. References in this Information Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

Cost and Manner of Solicitation

The solicitation will be primarily by mail and proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or by proxy solicitation services. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to forward proxy solicitation materials to the beneficial owners of common shares of the Company (“Common Shares”). All costs of solicitation will be borne by the Company.

Notice and Access Process

The Company will be using the notice and access model (“Notice and Access”) provided under NI 54-101 for the delivery of the Information Circular, financial statements and Management’s Discussion and Analysis for the financial period ending December 31, 2014 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice (“Notice”) with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically.

Shareholders with existing instructions on their account to receive printed materials and those shareholders with addresses outside of Canada and the United States will receive a printed copy of the Meeting Materials with the Notice.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

The purpose of a proxy is to designate a person who will vote on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. A shareholder entitled to vote at the Meeting may, by means of a properly completed, executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who do not need to be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the accompanying proxy to vote on a shareholder’s behalf are the President and Chief Executive Officer and Vice President, General Counsel and Corporate Secretary of the Company (the “Management Designees”).

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO DOES NOT NEED TO BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Proxies may be sent to Computershare Investor Services Inc., using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

OR IF YOU HAVE A 15 DIGIT CONTROL NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:

BY TELEPHONE:	1-866-732-8683 (Toll free North America) or +312-588-4290 (International Direct Dial)
BY INTERNET:	www.investorvote.com

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deliver it either to the registered office of the Company, Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or to the chair of the Meeting on the day of the Meeting, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within

Rubicon Minerals Corporation Information Circular	Page 6

the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands.  Common Shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands. In addition, shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY “FOR” EACH MATTER.

The enclosed form of proxy, when properly completed, executed and deposited and not revoked, confers discretionary authority upon the person appointed as proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shareholders of the Company are “non-registered” shareholders (a “Non-Registered Shareholder”) because the Common Shares they beneficially own are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Shareholder deals with in respect of the Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. If you are a Non-Registered Shareholder, please carefully review the instructions on the Voting Instruction Form for completion, execution and deposit.

Distribution to Non-Objecting Beneficial Owners (“NOBOs”)

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have distributed or will have caused its agent to distribute copies of the Notice as well as the Voting Instruction Form directly to those Non-Registered Shareholders who have provided instructions to an Intermediary that such Non-Registered Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner.

If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.

Rubicon Minerals Corporation Information Circular	Page 7

By choosing to send the materials for the Meeting to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Voting Instruction Form.

Distribution to Objecting Beneficial Owners (“OBOs”)

In addition, the Company will have delivered or will have caused its agent to deliver the materials for the Meeting to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the materials for the Meeting to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive the meeting materials will either:

(a)
receive a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise not completed. This form of proxy need not be signed by the OBO.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Information Circular; OR

(b)
more typically, receive a Voting Instruction Form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information.  In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to properly direct the voting of the Common Shares he or she beneficially owns.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the persons named in the form and insert the Non-Registered Shareholder’s name in the blank space provided and should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Rubicon Minerals Corporation Information Circular	Page 8

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Securities

The Company is authorized to issue an unlimited number of Common Shares without par value. As at the record date of May 4, 2015, the Company had 394,240,870 Common Shares outstanding, each of which carries the right to one vote. The Company has no other classes of voting securities. The Common Shares have attached thereto the preferences, rights, conditions, restrictions, limitations, or prohibitions as set out below.

Record Date

The board of directors of the Company (the “Board”) has fixed the close of business on May 4, 2015 as the record date (the “Record Date”), being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at the Meeting. Duly completed and executed proxies must be sent to Computershare Investor Services Inc. no later than 2:00 PM (Toronto Time) on Monday, June 22, 2015, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, by using one of the methods described above.

Unless otherwise stated, the information contained in this Information Circular is as of May 12, 2015. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

Every registered holder of Common Shares at the Record Date who either personally attends the Meeting or who has submitted a properly completed, executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment(s) or postponement(s) thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The consolidated Financial Statements of the Company for the financial year ended December 31, 2014 and the accompanying auditors’ report thereon will be presented at the Meeting. A copy of the consolidated Financial Statements has been mailed to the shareholders as of the Record Date who have requested them.  Copies are also available online at www.sedar.com or on the United States Securities and Exchange Commission website www.sec.gov or on the Company’s website at

Rubicon Minerals Corporation Information Circular	Page 9

www.rubiconminerals.com or upon request, without charge, by e-mail at legal@rubiconminerals.com or by calling toll-free at 1-866-365-4706.

APPOINTMENT OF AUDITORS AND REMUNERATION

The shareholders of the Company will be asked to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year at remuneration to be fixed by the Board. Unless such authority is withheld, the Management Designees, if named as proxyholder, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual meeting of shareholders or until the firm of PricewaterhouseCoopers LLP, Chartered Accountants, is removed from office or resigns, at a remuneration to be fixed by the Board.

PricewaterhouseCoopers LLP, Chartered Accountants, was first appointed as auditors of the Company on June 27, 2012.

SET THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote to set the number of directors for the ensuing year at six (6).  Unless such authority is withheld, the Management Designees, if named as proxyholder, intend to vote the Common Shares represented by any such proxy in favour of a resolution setting the number of directors of the Company at six (6).

ELECTION OF DIRECTORS

Management proposes to nominate the persons listed below for election as directors. The term of office of each of the current directors expires at the Meeting.

The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until a successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia). No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for a director.

Management’s nominees for election to the Board are as follows:

Rubicon Minerals Corporation Information Circular	Page 10

Name, Present Office, Province and Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
David Ross Beatty, C.M., O.B.E. Chairman of the Board and Director Ontario, Canada
Director, Clarkson Centre for Business Ethics and Board Effectiveness, Rotman School of Management, University of Toronto.

From 2004 until 2009, Mr. Beatty was the founding Managing Director of the Canadian Coalition for Good Governance (CCGG), an organization sponsored by over 50 institutions representing approximately $1.5 trillion in assets under management.

Currently, Mr. Beatty also serves as a director of FirstService Corporation (TSX and NASDAQ), Canada Steamship Lines (a private company) and City Financial Ltd. (a private company).

Previously, Mr. Beatty was the Chair of Inmet Mining Limited (between 2003 and 2013) and Alpha Exchange Inc. (between 2011 and 2012). Mr. Beatty was formerly a director of Walter Energy Inc. between 2011 and 2014 and a director of the Bank of Montreal between 1993 and 2012.

Previously, Mr. Beatty was also the President of Weston Foods (between 1985 and 1994), which is part of Canada’s fourth largest company, George Weston Limited, of which Mr. Beatty was a director until his retirement, Chairman and CEO of Old Canada Investment Corporation Limited (from 1990 to 1999) and the Founding Chairman of Orogen Minerals Limited (from 1996 to 2000).

Mr. Beatty holds a B.A. in political science and economics from Trinity College in Toronto and a M.A. in economics from Queens’ College in Cambridge. He is a CFA charter holder and a Fellow of the ICD. He was awarded an O.B.E. in 1994 for his work in Papua New Guinea and in 2013, he was awarded an Order of Canada for his work in corporate governance.

Date first appointed as a Director: June 25, 2014

Common Shares: 258,824 Options: 397,740 RSUs(2): 16,447
Julian Kemp, BBA, CPA, CA, C.DIR. Ontario, Canada
Chartered Professional Accountant, Chartered Accountant and a Chartered Director

Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present.  Formerly, Mr. Kemp was the Vice President Finance and Chief Financial Officer of Fortune Minerals Limited (TSX) between 2004 and January 2014. Mr. Kemp has previously served as a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) between 2006 and 2013, and as a director and Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX) between 2002 and 2010.

Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada. He has over 20 years of
Common Shares: 27,500 Options: 499,286 RSUs(2): 16,447

Rubicon Minerals Corporation Information Circular	Page 11

Name, Present Office, Province and Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)

experience in the mining industry, including more than 15 years serving in senior financial management roles.

In addition to audit experience, Mr. Kemp has worked for numerous North American junior mining companies and mining engineering and contracting companies with domestic and international projects. His experience includes grass roots exploration, mine development and construction, and production covering a variety of precious metals, minerals and coal. Further, Mr. Kemp has managed companies through the full business cycle.

Date first appointed as a Director: May 31, 2010

Michael A. Lalonde, B.Sc., P.Eng. President and Chief Executive Officer and Director Ontario, Canada
Mining Executive and Professional Mining Engineer

Chief Executive Officer of the Company from January 1, 2013 and President of the Company from June 1, 2012. Mr. Lalonde was also the Chief Operating Officer from June 2012 to January 2013.

Mr. Lalonde has guided the transition of Rubicon from an exploration company toward producer status. He has guided the construction and development of the Phoenix Gold Project over the past three years.

Between 2006 and 2013, Mr. Lalonde was the Director of Underground Projects for Goldcorp Inc. (TSX; NYSE), Mine General Manager of Goldcorp Inc.’s Red Lake Gold Mine in Red Lake, Ontario, and General Manager of Goldcorp Inc.’s Marlin Mine in Guatemala. Mr. Lalonde was the Area Manager for Procon Mining and Tunneling, Burnaby, B.C., between 2004 and 2006. Between 1999 and 2002, Mr. Lalonde was the MGM for the operator of Franco-Nevada Corporation’s Ken Snyder mine in Nevada. Mr. Lalonde was also previously the General Manager of the Pamour Mine in Timmins, Ontario (for Royal Oak Mines Inc. from 1995 to 1999), MGM of the Golden Patricia Mine in Ontario (for Barrick Gold Corporation from 1992 to 1995), and Mine Manager at the Bell Creek Mine in Timmins, Ontario (for Canamax Resources Inc. from 1990 to 1992).

Mr. Lalonde holds a B.Sc. in mining engineering from Michigan Technological University and is a registered Professional Engineer in Ontario.

Date first appointed as a Director: June 1, 2012
Common Shares: 320,000 Options: 2,876,768 RSUs(2): 121,456 PSUs(3): 493,421

Rubicon Minerals Corporation Information Circular	Page 12

Name, Present Office, Province and Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
Peter M. Rowlandson Director Ontario, Canada
Professional Mining Engineer (Retired)

Mr. Rowlandson has worked for over 30 years in the Ontario mining industry. Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo.

Mr. Rowlandson is a past Chairman of the Ontario Mining Association and is also a founding director of the Mining and Aggregate Safety and Health Association of Ontario.

Since retiring, Mr. Rowlandson has sat on a number of boards and consulted for mining companies from time to time. He was a director of Strata Gold Corp. (TSX-V) prior to its take-over by Victoria Gold Corp. and was the Chairman of its Health and Safety Committee. Mr. Rowlandson also served as a director of Pitchblack Resources Ltd. (TSX-V), formerly Cash Minerals Ltd., between December 2005 and June 2011.

Mr. Rowlandson is a graduate of the Haileybury School of Mines and South Dakota School of Mines and holds a B.Sc. in mining engineering.

Date first appointed as a Director: July 30, 2012
Common Shares: 19,000 Options(4): 347,740 RSUs(2): 16,447
Bruce A. Thomas, Q.C. B.A., LL.B. Director Ontario, Canada
Lawyer

Mr. Thomas is currently practicing law in Toronto. His practice involves insurance related matters and risk management issues.

Mr. Thomas is a former partner of the law firm, Thomas Gold Pettingill LLP, between July 2008 and December 2014. Prior to July 2008, Mr. Thomas was a partner at the law firm, Cassels Brock LLP, between September 1980 and June 2008.

Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.

Mr. Thomas contributes to the Board a depth of knowledge in areas of risk management and corporate governance.

Date first appointed as a Director:  July 13, 2009

Common Shares: 609,412 Options: 399,286 RSUs(2): 16,447

Rubicon Minerals Corporation Information Circular	Page 13

Name, Present Office, Province and Country of Residence	Present Principal Occupation or Employment	Security Holdings(1)
Michael D. Winship, P.Eng. Director Ontario, Canada
Mining Executive and Professional Mining Engineer

Mr. Winship was the President and Chief Executive Officer of Orvana Minerals Corp. (TSX) from April 2013 until his retirement in March 2015, along with being a director of Orvana between February 2013 and March 2015. He continues to act as a consultant for Orvana.

Mr. Winship was the Chief Operating Officer for Quadra FNX Mining Ltd., a mining company, between September 2010 and March 2012, prior to which he was the President and Chief Operating Officer of HudBay Minerals Inc. (TSX).

Between 2007 and 2008, Mr. Winship was the Chief Operating Officer for PT Inco in Indonesia. Between 2000 and 2007, Mr. Winship worked at Vale Inco where his last position was Vice President, Mining & Milling. Prior to Vale Inco, Mr. Winship was the General Manager for several major Placer Dome operations including the Campbell Mine in Red Lake, Ontario from 1995 to 1997.

Mr. Winship holds a bachelor’s degree in mining engineering from McGill University and is a Professional Engineer.

Mr. Winship has extensive experience in developing and operating mines, including gold mines, and provides leadership at the Board level with regards to the development of the Phoenix Gold Project. In addition, Mr. Winship has a long history of safety leadership and has therefore been an appropriate choice to chair the Company’s Health, Safety and Environmental Committee.

Date first appointed as a Director: September 7, 2011
Common Shares: 17,500 Options(4): 399,286 RSUs(2): 16,447

Notes:
1.
Number of Common Shares is the Common Shares beneficially owned, or controlled or directed, directly or indirectly.  None of the directors or their associates or affiliates beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares or voting securities of any of the Company’s subsidiaries. Each Option, RSU (as defined below) and PSU (as defined below) entitles the holder to acquire one Common Share. The Common Share, Option, RSU and PSU amounts in this table are as of May 12, 2015.

2.	RSUs (as defined below) have been issued pursuant to the LTIP (as defined below), which was approved by the Board on March 18, 2015, but is still subject to TSX and shareholder approval.

3.	PSUs (as defined below) have been issued pursuant to the LTIP, which was approved by the Board on March 18, 2015, but is still subject to TSX and shareholder approval.

4.	Messrs. Rowlandson and Winship each also hold 200,000 stock appreciation rights (“SARs”) granted on similar terms to the Options, but are payable in cash only.

As at the date hereof, the Company has established the following committees:

1.	Audit Committee consisting of Messrs. Kemp (Chair), Rowlandson and Thomas.

Rubicon Minerals Corporation Information Circular	Page 14

2.	Corporate Governance and Nomination Committee consisting of Messrs. Beatty (Chair), Kemp and Winship.

3.	Compensation Committee consisting of Messrs. Thomas (Chair), Beatty and Kemp.

4.	Health, Safety, Environment and Sustainability Committee consisting of Messrs. Winship (Chair), Thomas and Rowlandson.

Corporate Cease Trade Orders or Bankruptcies

To the Company’s knowledge, except as disclosed herein, no proposed director of the Company:

(a)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies) that:

(i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Kemp was a director of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (“Sierra”)) from 2002 to June 2010. On April 4, 2007, the Ontario Securities Commission issued a temporary management cease trade order against the directors, officers and insiders of Sierra, including Mr. Kemp, for Sierra’s failure to file its financial statements, management’s discussion & analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006.  The temporary management cease trade order was allowed to lapse/expire as of April 17, 2007 and was replaced with a permanent management cease trade order dated April 17, 2007. The permanent management cease trade order was revoked on June 28, 2007.

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Sanctions and Penalties

To the Company’s knowledge, no proposed director or personal holding companies of any proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

ADOPTION OF AND AMENDMENTS TO EQUITY-BASED COMPENSATION PLANS

Approval of Employee Share Purchase Plan

At the Meeting, the shareholders will be asked to consider and vote on an ordinary resolution (the “ESPP Resolution”) to approve the Company’s proposed employee share purchase plan (the “Employee Share Purchase Plan” or “ESPP”), a full copy of which is attached to this Information Circular as Schedule “B”. The Employee Share Purchase Plan is designed to advance the Company’s interests by encouraging officers and employees to acquire equity in the Company by way of acquisition of Common Shares through the ESPP. This plan will also serve to further align the interests of the Company’s officers and employees with the shareholders’ interests and the Company’s value as a result of each participant behaving like an owner, continuously improving the Company and delivering results so as to increase the value of the shares going forward.

Officers and employees of the Company are entitled to contribute up to 6% of their annual gross base salary to the Employee Share Purchase Plan. The Company will contribute an amount equal to 50% of each ESPP participant’s contribution on a quarterly basis and the combined contributions will then be used to purchase Common Shares of the Company from treasury on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the Common Shares of the Company on the Toronto Stock Exchange (“TSX”) for the five consecutive trading day period prior to the end of the reporting quarter in respect of which the Common Shares are issued.

The maximum number of Common Shares that may be issued under the ESPP and any other share compensation arrangement (pre-existing or otherwise, including the Company’s stock option plan (the “Option Plan”) and LTIP (as defined below)) to all applicable participants shall not exceed 7.25% of the issued and outstanding Common Shares at the time of the issuance.

Subject to the limit discussed in the preceding paragraph, the aggregate number of Common Shares that may be issued to insiders at any time pursuant to the ESPP and pursuant to other all share compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Subject to the limit discussed in the preceding paragraph, the aggregate number of Common Shares issued to insiders pursuant to the ESPP and pursuant to all other share compensation arrangements of the Company, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding.

A participant may not transfer its rights under the ESPP. If a participant ceases to be an officer or employee of the Company as a result of retirement, death or disability, the participant will cease to be

Rubicon Minerals Corporation Information Circular	Page 16

entitled to participate in the ESPP, but will receive all Common Shares of the Company credited to such participant’s account under the ESPP or all cash received following the sale of the Common Shares.

The Board of Directors shall have the authority to terminate the ESPP at any time, or to make any amendments it deems appropriate, subject to any applicable rules of the Exchange, including the following amendments, to the ESPP, without the prior approval of the participants or the shareholders: (i) any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading; (ii) any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board); (iii) any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error; (iv) any amendment which is not expected to materially adversely affect the interests of the shareholders; (v) any amendment which is intended to facilitate the administration of the ESPP; and (vi) subject to those provisions which explicitly require shareholder approval (as set out below), any amendment to the terms of the ESPP, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which participants may become eligible to participate in the ESPP, the procedure for enrolling in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participants’ contributions and the Company’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares (as defined in the ESPP) and Employer Shares (as defined in the ESPP), the rights to sell or withdraw Common Shares and cash credited to a participant’s account and the procedures for doing the same, the interest payable on cash credited to a participant’s account, the transferability of Common Shares, contributions or rights under the ESPP, the  adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

Notwithstanding the foregoing, no termination, modification, or amendment of the Plan shall adversely affect the rights of a participant with respect to Common Shares previously issued under the ESPP without such participant’s written consent; and no modification or amendment to the following provisions of  the  ESPP  shall  be  effective  unless  and  until  the  Company  has  obtained  the  approval  of  the shareholders in accordance with the rules and policies of the stock exchanges on which the Common Shares are listed for trading: (i) the definition of “participant” or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders (as such term is defined in the applicable securities laws) of the Company; (ii) the aggregate maximum number or percentage of Common Shares that may be issued pursuant to the ESPP; (iii) the purchase price at which Common Shares may be issued pursuant to the ESPP; (iv) the rights of a participant to withdraw Participant Shares and accumulated cash credited to the participant’s account, if the participant ceases to be a participant for any reason other than retirement, death, or disability; (v) the extension of any right  of a participant under the ESPP beyond the date on which such right would originally have expired; (vi) the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying Common Shares from the aggregate maximum number of Common Shares authorized and reserved for issuance under the ESPP; (vii) the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Company’s contributions; (vii) any reduction to the range of amendments requiring shareholder approval; and (viii) any amendments to the insider participation limits of the ESPP.

As the ESPP is considered an “evergreen plan”, in accordance with TSX rules, it is subject to renewal approval by shareholders every three years.

The Board has approved the ESPP and it is currently subject to shareholder and TSX approvals. A copy of the ESPP is attached hereto as Schedule “B”.

Rubicon Minerals Corporation Information Circular	Page 17

To be effective, the ESPP Resolution, attached hereto as Schedule “A”, must be approved by not less than a majority of the votes cast by shareholders voting in person or by proxy at the Meeting. The Board believes the passing of the ESPP Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. Unless a proxy specifies that the Common Shares it represents should be voted against the approval of the ESPP Resolution or voted in accordance with the specification in the proxy, the Management Designees, if named as proxyholder in the form of proxy, intend to vote FOR the approval of the ESPP Resolution.

Approval of Long-Term Incentive Plan

At the Meeting, the shareholders will be asked to consider and vote on an ordinary resolution (the “LTIP Resolution”) to approve the Company’s proposed long-term incentive plan (the “Long-Term Incentive Plan” “LTIP”), a full copy of which is attached to this Information Circular as Schedule “D”. The principal purposes of the LTIP are as follows: (a) to strengthen the ability of the Company to retain qualified directors, officers and employees which the Company requires; (b) to provide a competitive long term incentive program to attract qualified directors, officers and employees which the Company requires; and (c) to focus management of the Company on operating and financial performance and total long-term shareholder return by providing an increased incentive to contribute to the Company’s growth and profitability.

The LTIP is administered by the Compensation Committee. Pursuant to the LTIP, restricted share units (“RSUs”) and performance share units (“PSUs”, and together with RSUs, “Units”) are granted to directors, officers and employees of the Company. Units entitle a holder to receive one Common Share, subject to the terms and provisions set forth in the LTIP.

In connection with the change in the Company’s compensation practices to more closely align the interests of its directors, officers and employees with shareholders, along with making a larger component of compensation to reward actual performance, the Board approved the grants of certain Units in late January 2015 and early February 2015, along with approving the LTIP itself. On January 22, 2015, grants of 98,684 RSUs, 302,166 RSUs and 99,748 RSUs were approved to directors, officers and other senior management of the Company, respectively, expiring on December 31, 2017 and vesting in three equal tranches on January 22, 2016, January 22, 2017, and December 31, 2017. On February 10, 2015, a further grant of 6,168 RSUs was approved to a senior manager on the same terms as the RSUs grants approved on January 22, 2015. On January 22, 2015, grants of 1,019,737 PSUs and 460,526 PSUs were approved to officers and other senior management of the Company, respectively, expiring on December 31, 2017 and vesting on the achievement of certain specific performance milestones relating to the Phoenix Gold Project reaching commercial production and the Company sustaining positive cash flow. Should the LTIP not be approved by shareholders at the Meeting, the Units approved for issuance shall be settled in cash.

The maximum number of Common Shares reserved for issuance upon the exercise of Units granted under the LTIP, when combined with all of the securities granted under the Company’s other security-based compensation arrangements, cannot exceed 7.25% of the number of Common Shares which are issued and outstanding on a rolling basis as at the date of grant of any Unit. As at the date of this Information Circular, 7.25% of the Company’s issued capital was 28,582,463 Common Shares and a total of 1,987,030 Units and 17,693,947 Options (as defined below) had been issued, representing 4.99% of issued capital. A total of 8,901,486 Units, Options and Common Shares to be granted under the ESPP were available for issuance as of the date of this Information Circular representing 2.26% of issued capital.

Rubicon Minerals Corporation Information Circular	Page 18

Units under the LTIP may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer or director of the Company or an affiliate of the Company, as permitted by applicable securities laws.

Subject to the limit discussed above, the grant of Units under the LTIP is subject to the limitation that the aggregate of:

(a)	the number of Common Shares issuable to insiders (including their associates), at any time; and

(b)	the number of Common Shares issued to insiders (including their associates), within any one year period under the LTIP, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

The aggregate number of Common Shares reserved for issuance to participants who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Common Shares.

In respect of grants of Units to any individual that is a non-employee member of the Board, the initial grant of Units to such person is not subject to any limit, but thereafter such individual may not be granted Units in any one year period, when combined with the value of the Options granted under the Option Plan, having a Black-Scholes value in excess of $150,000. For greater certainty, the value of the Options granted under the Option Plan in any one year period may not have a Black-Scholes value in excess of $100,000.

The term for exercise of a Unit granted under the LTIP is to be determined by the Board at the time of grant and no maximum term has been set in the LTIP. Notwithstanding the expiry date of a Unit set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the participant by the Company such that if the expiration date falls within a blackout period or falls within ten business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.

The vesting dates and/or milestones of the Units granted under the LTIP are to be determined by the Board and set out in the respective award agreement.

Where an employee, officer or director of the Company or an affiliate of the Company holding a Unit directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding a Unit is terminated for just cause, the Unit terminates on the date of such termination for cause, or such later date as determined by the Board, which can be no later than the expiry date of the Unit.

With respect to RSUs, if such person either (i) resigns their position without prejudice to the Company in accordance with his or her employment agreement or contract; or (ii) is terminated for a reason other than disability, death or termination for cause, such person’s RSU would instead terminate on the date which is:

(a)
if such person has not continuously served as a director of, or not been engaged full time continuously by, the Company for 2.5 years (30 months) or more as at the date of such termination, the earlier of: (A) 90 days after such date of termination; and (B) the expiry

Rubicon Minerals Corporation Information Circular	Page 19

date of the term of the RSU, or such later date determined by the Board which shall not be later than the expiry date of the term of the RSU; or

(b)
if such Person has continuously served as a director of, or been engaged full time continuously by, the Company for 2.5 years (30 months) or more as at the date of such termination, the expiry date of the term of the RSU.

With respect to PSUs, if such person resigns their position without prejudice to the Company in accordance with his or her employment agreement or contract, such person’s PSU would instead terminate on: (a) the date of such resignation; or (b) such later date determined by the Board, which shall be no later than the expiry date of the term of the PSU. If such person is terminated for a reason other than disability, death or termination for cause, such person’s PSU would terminate in accordance with the terms of the relevant award agreement.

If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision, reclassification, amalgamation, merger or otherwise, the Board will make such adjustments to the Plan and to any Units outstanding under the Plan as the Board considers appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to participants thereunder.

In the event of the occurrence of a Change of Control (as defined in the LTIP) occurring prior to the vesting of any RSUs, such RSUs will vest immediately prior to the effective time of a Change of Control. In the event of the occurrence of a Change of Control occurring prior to the vesting of any PSUs, such Performance Share Units will vest in accordance with the terms of the relevant award agreement.

Except in certain limited circumstances, the Units are non-assignable and non-transferable.  Upon the death of a participant, the Units are transferable to a Qualified Successor. “Qualified Successor” means a person who is entitled to ownership of a Unit, upon the death of a participant, pursuant to a will or the applicable laws of descent and distribution upon death. In the event of the death of a participant, such participant’s Units shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the Unit or one year from the date of death of the participant. In addition, if the participant becomes disabled, the Units may be exercised by a guardian until the earlier of the expiry of the term of the Option or one year from the date of termination of the participant.

The LTIP provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the LTIP in order to:

(a)	increase the fixed maximum number or percentage of Common Shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to participants under the Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(e)	allow for the cancellation or reissuance of any Unit granted under the Plan;

(f)	extend the term of any Unit;

Rubicon Minerals Corporation Information Circular	Page 20

(g)	permit Units granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(h)	amend the participation limits with respect to grants of Units to non-employee directors of the Board; or

(i)	further amend the amendment provisions of the LTIP,

provided that the Board may make any amendment to the terms of the LTIP other than as described above without obtaining shareholder approval, including the following types of amendments:

(j)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references; or

(k)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

As the LTIP is considered an “evergreen plan”, in accordance with TSX rules, it is subject to renewal approval by shareholders every three years.

The Board has approved the LTIP and it is currently subject to shareholder and TSX approvals. A copy of the LTIP is attached hereto as Schedule “D”.

To be effective, the LTIP Resolution, attached hereto as Schedule “C”, must be approved by not less than a majority of the votes cast by shareholders voting in person or by proxy at the Meeting. The Board believes the passing of the LTIP Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. Unless a proxy specifies that the Common Shares it represents should be voted against the approval of the LTIP Resolution or voted in accordance with the specification in the proxy, the Management Designees, if named as proxyholder in the form of proxy, intend to vote FOR the approval of the LTIP Resolution.

Approval of Amendments to Option Plan

At the Meeting, shareholders will be asked to consider and vote on an ordinary resolution (the “Option Plan Amendment Resolution”) regarding the amendments described below to the Option Plan.

The Company is proposing the following amendments to the Option Plan:

(1)
Number of Shares Subject to the Plan. The Company proposes to clarify that the maximum number of Options that can be granted under the Option Plan, expressed as a percentage of the total number of Common Shares issued and outstanding, must take into account any and all securities granted under the Company’s other security-based compensation arrangements, including the ESPP and LTIP.

(2)
Options granted to the Board. The Company proposes to clarify that the maximum number of Options that can be granted to non-employee members of the Board under the Option Plan, expressed as a percentage of the total number of Common Shares issued and outstanding, must take into account any and all securities granted under the Company’s other security-based compensation arrangements, including the ESPP and LTIP. Also, the Company proposes to

Rubicon Minerals Corporation Information Circular	Page 21

clarify that in addition to a maximum annual Black-Scholes value of Options that can be granted to any non-employee member of the Board under the Option Plan of $100,000, there is also an aggregate maximum annual Black-Scholes value of Options and/or securities granted under both the Option Plan and LTIP of $150,000.

All of the other provisions of the Option Plan will remain in full force and effect. The Board has approved the amendments to the Option Plan, subject to shareholder and stock exchange approvals.

A copy of the Option Plan Amendment Resolution is attached hereto as Schedule “E”, and a copy of the Option Plan with the proposed amendments blacklined is set out in Schedule “F”. A summary of the current Option Plan is set out under “Statement of Executive Compensation – Option Plan” below.

To be effective, the Option Plan Amendment Resolution must be approved by more than 50% of the votes cast by shareholders, voting in person or by proxy at the Meeting. The Board believes the passing of the Option Plan Amendment Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution. Unless a proxy specifies that the Common Shares it represents should be voted against the approval of the Option Plan Amendment Resolution or voted in accordance with the specification in the proxy, the Management Designees, if named as proxyholder in the form of proxy, intend to vote FOR the approval of the Option Plan Amendment Resolution.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	“closing market price” means the price at which a Common Share was last sold, on the applicable date, on the TSX;

(d)	“NEO” or “Named Executive Officer” means each of the following individuals:

(i)	a CEO;

(ii)	a CFO;

(iii)	each of the three most highly compensated executive officers of the Company, including

Rubicon Minerals Corporation Information Circular	Page 22

any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(iv)
each individual who would have been an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)
“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f)
“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, performance share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

This section of this Information Circular contains a discussion of the elements of compensation earned by the Company’s Named Executive Officers, who include Michael Lalonde (President and Chief Executive Officer), Nicholas Nikolakakis (Vice President and Chief Financial Officer), Daniel Labine (Vice President, Operations), Glenn Kumoi (Vice President, General Counsel and Corporate Secretary) and Howard Bird (Vice President, Exploration) for the most recently completed financial year.

Compensation Committee

The Compensation Committee of the Company consists of Messrs. Thomas (Chair), Beatty and Kemp, all of whom are independent directors.

Mr. Thomas is currently practicing law in Toronto. Mr. Thomas was formerly a partner of Thomas Gold Pettingill LLP from July 2008 to December 2014. Previously, Mr. Thomas was a partner at Cassels Brock LLP from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School. During his long legal career, Mr. Thomas has dealt with numerous compensation related matters and brings this experience to the Compensation Committee since May of 2010.

Mr. Beatty is the founder and director of the Directors Education Program delivered by the Rotman School across Canada, in cooperation with the Canadian Institute of Corporate Directors (ICD). From 2004 until 2009, he was the founding Managing Director of the Canadian Coalition for Good Governance (CCGG). In addition, Mr. Beatty currently serves and has served on many other public and private company board of directors. Mr. Beatty brings to the Compensation Committee both a high degree of expertise in corporate governance matters, including compensation-specific matters, along with many years of experience dealing with compensation matters while serving on other boards of directors.

Mr. Kemp is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario. Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada. He has over 20 years of experience in the mining

Rubicon Minerals Corporation Information Circular	Page 23

industry, including more than 15 years serving in senior financial management roles. Mr. Kemp has been a director of Marathon Gold Corporation (TSX) from 2013 to present. Formerly, Mr. Kemp was the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to January 2014, and a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to 2013, and a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2010. Given this broad mining experience, Mr. Kemp is very familiar with compensation matters relating to mining industry standards and provides valuable assistance to the Compensation Committee.

No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness. No member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Executive Compensation Philosophy and Objectives

The general compensation philosophy of the Company is to provide a level of compensation for its executive officers that is competitive within the North American marketplace and that will: (i) attract and retain individuals with the experience and qualifications necessary for the Company to be successful; (ii) provide long-term incentive compensation to these executives to align their interests with those of the shareholders of the Company; (iii) emphasize “pay for performance”. In order to achieve these objectives, the Company employs a combination of base compensation, bonuses and equity participation through the Option Plan, pursuant to which stock options to acquire Common Shares (“Options”) are issued and, through the LTIP, pursuant to which RSUs and PSUs are issued.

Elements of Executive Compensation

The Company has three elements of compensation: (i) base salary; (ii) bonuses; and (iii) long-term equity-based compensation, including Options, RSUs and PSUs.

Competitive base salaries are paid to the Company’s executive officers to attract and retain talented, qualified and effective executives. The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s responsibilities, performance, and a consideration of competitive compensation levels in companies similar to the Company.

Bonuses are designed and paid to reward performance, along with ensuring the compensation of executive officers is aligned with the Company’s business objectives. For the Company’s 2012 and 2013 calendar years, given the construction stage of the Company’s development, no formal objectives or criteria were used by the Board in a formulaic manner to determine bonuses for each NEO. Instead, specific objectives were agreed to between each NEO and the CEO, and between the CEO and the Chair of the Compensation Committee for each calendar year and the achievement or failure to achieve these objectives had an impact (but not a formulaic one) on the ultimate bonus recommended and granted to each NEO. With the Company’s focus on the latter phases of development and construction, and its movement closer to its target of projected initial production, for the Company’s 2014 calendar year, specific corporate objectives or key performance indicators (“KPIs”) were set pursuant to which the bonus of NEOs was based on their performance in achieving these KPIs. Certain officers are more

Rubicon Minerals Corporation Information Circular	Page 24

responsible for certain KPIs relating to their functional group and their bonus on those KPIs will have a higher correlation to their performance on such KPIs.

The Company also provides a long-term incentive by granting Options, RSUs and PSUs to executive officers in accordance with the policies of the TSX. See “Incentive Plan Awards – Option Plan” and “Incentive Plan Awards – LTIP” below. Options, RSUs and PSUs are awarded to encourage executive officers to acquire an ownership interest in the Company over a period of time, acting as a financial incentive for such executive officers to consider the long-term interests of the Company and its shareholders. The Option Plan and LTIP are designed to give each holder of such security an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Option, RSU and PSU grants are considered when reviewing executive officer compensation packages as a whole. In establishing levels of remuneration and in granting equity-based securities and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Previous grants of Options, RSUs and PSUs may be taken into account when considering new grants.

How Executive Compensation is Determined

The recommendations for the compensation of the Company’s executive officers and the recommendations with respect to the Option Plan and LTIP are targeted to be determined in the fourth quarter by the Compensation Committee after reviewing the recommendations and analysis of an independent compensation consultant. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee’s recommendations are reviewed with the Board and then the Board, after a broad discussion, typically makes a final determination of the compensation for each NEO as part of an annual process, subject to any delays where the Compensation Committee deems such delay to be appropriate. This determination by the Board results in base salary changes, bonuses to be paid and Options and RSUs and PSUs to be issued.

Benchmark Group of Companies

The Compensation Committee retained Mercer Canada Ltd. (“Mercer”), an independent third party executive compensation consultant, to make compensation recommendations to the Board for directors and officers in respect of the 2013 fiscal year, under an agreement dated October 25, 2013. In October 2014, the Compensation Committee retained Hugessen, also an independent third party executive compensation consultant, to make compensation recommendations to the Board for directors and officers in respect of the 2014 fiscal year, based on 2014 performance. In its review, Hugessen considered the following peer group to conduct its analysis:

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•	Torex Gold Resources Inc.	•	Alamos Gold Inc.
•	NovaGold Resources Inc.	•	Pretium Resources Inc.
•	McEwen Mining Inc.	•	Argonaut Gold Inc.
•	Romarco Minerals Inc.	•	Seabridge Gold Inc.
•	Guyana Goldfields Inc.	•	Premier Gold Mines Limited
•	Asanko Gold Inc.	•	Continental Gold Limited
•	Kirkland Lake Gold Inc.	•	Gabriel Resources Ltd.
•	Timmins Gold Corp.	•	Troy Resources Limited
•	Aureus Mining Inc.

The Compensation Committee uses the information provided by Hugessen and management in its deliberations but does not allocate total compensation value solely on this data. The Compensation Committee takes into account qualitative elements to reflect overall market conditions, past market practices as well as the Compensation Committee’s discretionary assessment of individual performance and ability to contribute to short and long-term success of the business.

Executive Compensation-Related Fees

For the Company’s year ended December 31, 2013, Mercer was paid $36,000 for executive and board member salary and fee recommendations and was also paid $4,040 for industry salary survey reports. For the Company’s year ended December 31, 2014, Hugessen was paid $53,000 for its compensation recommendations provided to the Board.

All Other Fees

Other than as disclosed above, no other services have been provided and no other fees billed by Mercer or Hugessen.

Compensation Awarded

Base salaries of the NEOs are generally targeted at approximately the 50th percentile of the Comparator Group. For 2014, based on the recommendations of Hugessen, the Compensation Committee approved the following increases in base salaries effective January 1, 2015:

NEO	2014 Base Salary	2015 Base Salary	Increase
President and Chief Executive Officer	$510,000	$520,000	2.0%
Vice President and Chief Financial Officer	$300,000	$315,000	5.0%
Vice President, Operations	$310,000	$315,000	1.6%
Vice President, General Counsel and Corporate Secretary	$285,000	$291,000	2.1%
Vice President, Exploration	$280,000	$285,000	1.8%

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Bonus payments for 2014 were based on established KPIs. The KPIs for 2014 consisted of:

1.	Development Schedule: As determined by a comparison of actual performance against the Company’s budgeted development schedule;

2.	Development Budget: As determined by a comparison of actual performance against the Company’s development budget;

3.	Shareholder Return: As determined by a comparison to the Market Vectors Junior Gold Miners ETF (“GDXJ”), an index of junior mining companies;

4.	Financing: As determined by a comparison to a minimum financing amount that was required to fund the planned activities of the Company in 2014; and

5.	Health and Safety: As determined by a comparison to the gold industry safety index.

The bonus amounts were determined based on a combination of corporate and personal objectives. The President and CEO incentive bonus was based solely on the corporate performance, with the other NEO’s incentive bonuses weighted 75% on corporate performance and 25% on personal objectives.

The table below provides the actual performance outcomes for the 2014 objectives for the President and Chief Executive Officer.

Objective	Score	Bonus Weighting	Result
Development Schedule	0.79	20%	15.8%
Development Budget	1.0	20%	20.0%
Shareholder Return	1.48	20%	29.6%
Financing	1.34	30%	40.2%
Health and Safety	1.22	10%	12.2%
		100%	117.8%

The actual performance outcomes were based on the Compensation Committee’s following assessment of each objective:

1.	Development Schedule: the Company remained on schedule for all activities to achieve projected initial production at the Phoenix Gold Project in mid-2015;

2.	Development Budget: the Company achieved its target of being within 10% of its overall internal budget;

3.	Shareholder Return: the Company’s share price performed better than its peers in the GDXJ by 37%;

4.	Financing: the Company exceeded its targets with respect to its financing activities; and

5.	Health and Safety: the Company’s safety record was better than the gold industry standards.

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The table below applies the actual performance outcome for the 2014 objectives to the base salaries of the NEOs and their target bonus percentages to determine their 2014 bonus amount.

NEO	Base Salary	Target Bonus Rate	Performance Outcome	Result
President and Chief Executive Officer	$510,000	100%	118%	$601,800
Vice President and Chief Financial Officer	$300,000	60%	121%	$217,788
Vice President, Operations	$310,000	60%	80%	$149,079
Vice President, General Counsel and Corporate Secretary	$285,000	60%	121%	$206,595
Vice President, Exploration	$280,000	60%	56%	$94,867

Taking into account the actual performance outcome of each of the NEOs in respect of the KPIs set out above, in addition to considering the recommendations from Hugessen, the Compensation Committee approved the Option and RSU grants as set out in the table below. In approving such grants, the Compensation Committee considered the long-term incentive compensation of the Comparator Group so that the long-term incentive compensation of the NEOs are generally targeted at approximately the 50th percentile of the Comparator Group.

In addition, in order to provide NEOs with an overall long-term incentive compensation in the transition of the Company from exploration and development operation to a potential producer, the Compensation Committee, taking into account recommendations from Hugessen, approved the one-time PSU award grants as set out in the table below which vest on the achievement of certain specific performance milestones relating to the Phoenix Gold Project reaching commercial production and the Company sustaining positive cash flow.

NEO	Options	RSUs	PSUs
President and Chief Executive Officer	721,768	121,456	493,421
Vice President and Chief Financial Officer	376,300	63,322	98,684
Vice President, Operations	215,029	36,184	98,684
Vice President, General Counsel and Corporate Secretary	239,464	40,296	98,684
Vice President, Exploration	87,243	14,681	98,684

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Risk Associated with Compensation Policies and Practices

The Board gave consideration to the risks associated with the Company’s compensation policies and practices in several ways. The Company’s Code of Business Conduct and Ethics prohibits employees, officers and directors from accepting gifts of money or receiving any type of personal rebates. In addition, to ensure the Company’s compensation policies and practices do not encourage its executive officers to take inappropriate or excessive risks, the Company has in place share ownership guidelines, as discussed below, that helps to align the interests of executive officers’ with the long-term success of the Company.

Anti-Hedging Policy

The Company has also adopted an anti-hedging policy on April 15, 2014, which prohibits directors and officers from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the director’s or officer’s economic risk with respect to his or her holdings, ownership or interest in or to Common Shares or other securities of the Company.

Performance Graph

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Precious Metals and Minerals Sub-Index (Total Return Index Value) for the financial periods 2009 through 2014, assuming a $100 initial investment with all dividends reinvested:

	2009	2010	2011	2012	2013	2014
Rubicon Minerals Corporation	100	114	77	51	20	22
S&P/TSX Composite Total Return Index	100	118	107	115	130	144
S&P/TSX Composite - Precious Metals & Minerals Total Return Sub-index	100	186	130	141	89	113

Rubicon Minerals Corporation Information Circular	Page 29

Note:
1.       Each index for years 2009 through 2014 is as at December 31 of each year.

In this Information Circular, NEO compensation is reported for 2012, 2013 and 2014.

The trend in NEO compensation, including Black-Scholes values of Option grants, for years reported in this form is as follows:

Years(1)	Increase (Decrease) in Average Annualized NEO Compensation	Increase (Decrease) in Share Value Year-end to Year-end
2013 to 2014	59%	14%
2012 to 2013	(34%)	(62)%
2011 to 2012	7%	(34)%

Note:
1.
The average annualized executive officer compensation is for each of the years presented and includes annualized salaries, bonus and other payments and the fair value of Option, RSU and PSU grants as measured at the date of grant.

As indicated in the above table, share prices decreased in 2012 and 2013 and increased in 2014, while officer compensation increased in 2012, decreased in 2013 and increased in 2014. The increase in compensation in 2014 was mainly attributed to the fair value of new equity-based incentive awards that were awarded for performance in 2014 that attempt to increase the emphasis of officer compensation on pay-for-performance.

Share price is strongly influenced by market expectations for the price of gold, market trends and market estimates of the size of the Phoenix Gold Deposit, all of which are largely beyond the control of the executive officers.

Summary of Compensation

The following table sets forth information concerning the compensation paid to, awarded to or earned by each of the individuals that were considered to be NEOs for the fiscal year ended December 31, 2014, for services rendered in all capacities to the Company during the fiscal years ended December 31, 2014, 2013 and 2012:

Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans(2) ($)	Long-term incentive plans ($)	Pension value ($)	All Other compensation ($)	Total compensation ($)
Michael A. Lalonde (3) President and Chief Executive Officer
	2014(4)	510,000	934,613	573,493	601,545	-	-	25,000(5)	2,644,651
	2013(4)	500,000	-	441,111	325,000	-	-	60,000(5)	1,326,111
	2012(4)	247,917	-	1,200,381	125,000	-	-	30,000	1,478,298

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					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans(2) ($)	Long-term incentive plans ($)	Pension value ($)	All Other compensation ($)	Total compensation ($)

Nicholas J. Nikolakakis Vice President and Chief Financial Officer
	2014	300,000	246,249	298,996	217,788	-	-	-	1,063,033
	2013	70,577	-	256,072(7)	45,000	-	-	-	371,649

Daniel A. Labine Vice President, Operations
	2014	310,000	205,000	170,855	149,079	-	-	-	834,934
	2013	266,359	-	367,086(8)	120,000	-	-	85,000	838,445

Glenn Y. Kumoi Vice President General Counsel and Corporate Secretary
	2014	285,000	211,250	190,270	206,595	-	-	-	893,115
	2013	270,000	-	283,800	100,000	-	-	-	653,800
	2012	257,000	-	291,000	75,000	-	-	-	623,000

Howard M. Bird (9) Vice President, Exploration
	2014	138,026	172,315	306,548(10)	94,867	-	-	-	711,756

Notes:
1.
Option-based awards represent the fair value of incentive Options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying Option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements.

The significant assumptions used in applying this model to the 2014 grants were: exercise price and market price: $1.13 to $1.68 (2013 - $1.28 to $2.41; 2012 - $2.94 to $3.98), estimated future risk-free interest rate: 1.0% to 1.47% (2013 – 1.3% to 1.7%; 2012 – 1.1% to 1.2%), estimated time to exercise: four years (same for 2013 and 2012), estimated future volatility of the Company’s share price: 64% to 68% (2013 – 56.7% to 58.9%; 2012 – 61.1% to 63.5%) and estimated future annual dividends: Nil (same for 2013 and 2012).

All Options have an exercise price equal to the previous closing market price of the Common Shares on the TSX on the day and time of grant. Options either vest as to 50% after six months and the final 50% 12 months after grant, or vest 1/3 annually over three years from the grant date.

2.
Amounts in this column reflect the bonus amounts earned in respect of the specified year, regardless of the year in which they were paid.  2013 and 2012 figures have been restated to conform to this approach.

3.
Mr. Lalonde was appointed as President and Chief Operating Officer effective June 1, 2012. He resigned as the Chief Operating Officer on January 1, 2013 and was subsequently appointed as the President and Chief Executive Officer on the same date.

4.	Mr. Lalonde received no compensation in his capacity as a director.

5.	The amount paid to Mr. Lalonde under “All Other Compensation” represents a housing allowance.

6.	This amount represents Options granted to Mr. Lalonde upon his appointment as President and Chief Operating Officer effective June 1, 2012.

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7.
This amount includes Options granted to Mr. Nikolakakis with a Black-Scholes value of $217,835 upon his appointment as Vice President and Chief Financial Officer on October 7, 2013, along with Options with a Black-Scholes value of $38,237 in respect of his performance in 2013.

8.
This amount includes Options granted to Mr. Labine with a Black-Scholes value of $214,137 upon his appointment as Vice President, Operations on January 21, 2013, along with Options with a Black-Scholes value of $152,949 in respect of his performance in 2013.

9.	Mr. Bird was appointed Vice President, Exploration effective July 2, 2014.

10.
This amount includes Options granted to Mr. Bird with a Black-Scholes value of $237,228 upon his appointment as Vice President, Exploration on July 2, 2014, along with Options with a Black-Scholes value of $69,320 in respect of his performance in 2014.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each Named Executive Officer of the Company at the end of the financial year ended December 31, 2014 for the services they provided to the Company or its subsidiaries:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael Lalonde	600,000	1.49	15-April-2019	-	-	-	-
	155,000	1.89	27-Aug-2018
	1,400,000(4)	2.94	06-June-2017	-	-	-	-

Nicholas Nikolakakis	75,000	1.49	15-April-2019	-	-	-	-
	400,000	1.28	7-Oct-2018	-	-	-	-

Daniel Labine	300,000	1.49	15-April-2019	-	-	-	-
	200,000	2.41	30-Jan-2018	-	-	-	-

Glenn Kumoi	300,000	1.49	15-April-2019	-	-	-	-
	150,000	1.89	27-Aug-2018	-	-	-	-
	150,000	3.98	04-Jan-2017	-	-	-	-
	150,000	5.80	13-Jan-2016	-	-	-	-
	30,000	5.22	13-Jan-2015

Howard Bird	300,000	1.58	2-Jul-2019	-	-	-	-

Notes:
1.	All of the grants listed above represent grants of Options by the Company. Each Option entitles the holder to purchase one Common Share.

2.
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the last TSX trading day of 2014, December 31, 2014, which was $1.12, and the Option exercise price multiplied by the number of outstanding Options.

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3.	Other than Options granted pursuant to the Option Plan, no other awards were granted pursuant to any other long-term incentive plan as at December 31, 2014.

4.
The 1,400,000 Options granted to Mr. Lalonde at the commencement of his employment with the Company, have vesting terms tied to time and performance as follows: (a) 200,000 Options vested six months after the effective date of his employment; (b) 200,000 Options vested twelve months after the effective date of his employment; (c) 250,000 Options vested upon completion of the optimized mine plan; (d) 250,000 Options vested upon completion of shaft sinking to the 610 metre level; (e) 250,000 Options will vest on the date sufficient underground development has been completed to support production, evidenced by 15,000 ounces of gold extracted and poured; and (f) 250,000 Options will vest upon the achievement of commercial production.

5.	As the Options, RSUs and PSUs awarded to NEOs for their 2014 performance were not granted until January 2015, they are not included in the table above which is shown as at December 31, 2014.

Please see “Particulars of Matters to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of Long-Term Incentive Plan” for a description of the LTIP, a long-term incentive plan, for which shareholders are being asked to consider and vote in respect of its approval at the Meeting.

Incentive plan awards – value vested or earned during 2014

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael Lalonde	Nil	N/A	N/A
Nicholas Nikolakakis	14,000	N/A	N/A
Daniel Labine	Nil	N/A	N/A
Glenn Kumoi	Nil	N/A	N/A
Howard Bird	Nil	N/A	N/A

Note:
1.
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting Options multiplied by the number of Options.

The Options and values of option-based awards noted above were granted by the Board based on the recommendations of the Compensation Committee under the Option Plan as amended, which was previously approved by shareholders.

Option Plan

Proposed Amendments to Option Plan

Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve certain amendments to the Option Plan. For details of the proposed amendments, see “Particulars of Matters to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Amendment of Option Plan”, above.

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Purpose of the Option Plan

The Option Plan was approved by shareholders at the Company’s Annual General Meeting of Shareholders held on June 12, 2003 and was subsequently amended with approval by shareholders on May 14, 2007, June 29, 2011 and June 25, 2014. A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com. The purpose of the Option Plan is to provide an incentive to the Company’s directors, officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new personnel. The Company decided to implement the Option Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description

The Option Plan is administered by the Compensation Committee. The following is a brief description of the principal terms of the Option Plan, which description is qualified in its entirety by the terms of the Option Plan:

1.
The maximum number of Common Shares reserved for issuance upon the exercise of Options granted under the Option Plan, together with any shares reserved for granting new options under the Option Plan, cannot exceed 7.25% of the issued and outstanding Common Shares at the time of grant from time to time. As at the date of this Information Circular, 7.25% of the Company’s issued capital was 28,582,463 Common Shares and a total of 17,693,947 Options and 1,987,030 Units had been issued, representing 4.99% of issued capital. A total of 8,901,486 Options and Units were available for issuance as of the date of this Information Circular representing 2.26% of issued capital. There were no changes in the exercise price of any outstanding Options during the year ended December 31, 2014.

2.
Subject to the approval of the Board, the exercise price of Options granted under the Option Plan is set by the Compensation Committee; the exercise price may not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) immediately prior to the time of the grant of an option.

3.
Options under the Option Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

4.	The grant of Options under the Option Plan is subject to the limitation that the aggregate of:

(a)	the number of Common Shares issuable to insiders (including their associates), at any time; and

(b)	the number of Common Shares issued to insiders (including their associates), within any one year period under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

Rubicon Minerals Corporation Information Circular	Page 34

5.
The aggregate number of Shares (as defined in the Option Plan) reserved for issuance to optionees who are non-employee members of the Board shall not exceed 1.0% of the issued and outstanding Common Shares.

6.
In respect of grants of Options to any individual that is a non-employee member of the Board, the initial grant of Options to such person is not subject to any limit, but thereafter such individual may not be granted Options in any one year period having a Black-Scholes value in excess of $100,000.

7.
The term for exercise of an Option under the Option Plan is to be determined by the Board at the time of grant and no maximum term has been set in the Option Plan. Notwithstanding the expiry date of an Option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within ten business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.

8.	The Option Plan does not presently contemplate an Option being transformed into a stock appreciation right.

9.	The Option Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their Options.

10.
Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an Option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an Option is terminated for just cause, the Option terminates on the date of such termination for cause, or such later date as determined by the Board, which can be no later than the expiry date of the Option. If such person either (i) resigns their position without prejudice to the Company in accordance with his or her employment agreement or contract; or (ii)  is terminated for a reason other than disability, death or termination for cause, such person’s Option would instead terminate on the date which is:

(a)
if such person has not continuously served as a director of, or not been engaged full time continuously by, the Company for 2.5 years (30 months) or more as at the date of such termination, the earlier of: (A) 90 days after such date of termination; and (B) the expiry date of the term of the Option, or such later date determined by the Board which shall not be later than the expiry date of the term of the Option; or

(b)
if such Person has continuously served as a director of, or been engaged full time continuously by, the Company for 2.5 years (30 months) or more as at the date of such termination, the expiry date of the term of the Option.

11.
Under the Option Plan, the Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any Options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such Options or to permit full vesting after a stated period of time has passed from the date of grant.

12.	If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the

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number of shares available under the Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX.  If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for:

(a)
the assumption of each Option granted under the Option Plan or the substitution of another option of equivalent value, each on substantially equivalent terms (a “Substituted Option”), as a replacement for each option granted under the Option Plan such that the right to receive Common Shares on the exercise of an option shall be converted, under the Substituted Option, into the right to receive such securities, property and/or cash which the optionee would have received upon such Reorganization if the optionee had exercised his option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately; or

(b)
the distribution to each eligible optionee of securities, property or cash of appropriate value (as determined by the Board), but only in circumstances in which the optionee would only have received cash or securities or other property that is not listed for trading on any stock exchange, if the optionee had exercised his Option immediately prior to the record date applicable to such Reorganization.

13.
If a Change in Control (as defined in the Option Plan) of the Company occurs, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject. If a bona fide take-over bid (as defined in the British Columbia Securities Act) is made for the Common Shares, optionees will be entitled to exercise any Options they hold to permit the optionee to tender the shares received upon exercise of the Options to the take-over bid. If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated.

14.
Except in certain limited circumstances, the Options are non-assignable and non-transferable.  Upon the death of an optionee, the Options are transferable to a Qualified Successor. “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death. In the event of the death of an optionee, such optionee’s Options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the Option or one year from the date of death of the optionee.  In addition, if the optionee becomes disabled, the Options may be exercised by a guardian until the earlier of the expiry of the term of the Option or one year from the date of death of the optionee.

15.
If any Options are cancelled, surrendered, terminated or have expired without being exercised, new Options may be granted under the Option Plan covering the shares not purchased under such lapsed options.

16.
The decrease in the exercise price or an extension of the term of Options previously granted to insiders or their associates requires approval by a “disinterested shareholder vote” prior to exercise of such amended Options, with any interested insider or their associates abstaining from voting.

17.	The Option Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the Option Plan in order to:

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(a)	increase the fixed maximum number or percentage of Common Shares which may be issued under the Option Plan;

(b)	materially increase the benefits accruing to participants under the Option Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Option Plan;

(e)	reduce the exercise price of Options already granted;

(f)	allow for the cancellation or reissuance of any Option granted under the Option Plan;

(g)	extend the term of any Option already granted;

(h)	permit Options granted under the Option Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)	remove or increase the non-employee director participation limit; or

(j)	further amend the amendment provisions of the Option Plan,

provided that the Board may make any amendment to the terms of the Option Plan other than as described above without obtaining shareholder approval, including the following types of amendments:

(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

Long-Term Incentive Plan

At the Meeting, the shareholders will be asked to consider and vote the LTIP Resolution to approve the LTIP. See “Particulars of Matters to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of Long-Term Incentive Plan” for a summary of the material terms of the LTIP, a full copy of which is attached to this Information Circular as Schedule “D”.

Equity Ownership Requirements

Effective January 30, 2015, the Company implemented share ownership guidelines pursuant to which officers of the Company are encouraged to own a significant number of Common Shares in order to

Rubicon Minerals Corporation Information Circular	Page 37

further align their interests with those of the Company’s shareholders. Compliance with the guidelines is required by the later of January 30, 2020 and five years after becoming an officer, as applicable.

Pursuant to the share ownership guidelines, the President and Chief Executive Officer of Rubicon should hold Common Shares having an acquisition cost to he or she or fair market value (with such value being determined annually using the closing price of the last trading day of each calendar year), whichever is greater, of at least three times the value of the CEO’s annual salary and all other officers of the Company should purchase and beneficially own Common Shares having an acquisition cost to that officer or fair market value, whichever is greater, of at least one times the value of the officer’s annual salary.

RSUs, PSUs and any other similar equity-based security, whether vested or unvested, are treated as Common Shares owned by an officer in connection with these guidelines, however, Options held by an officer do not count towards the share ownership requirements under the guidelines.

The Corporate Governance and Nomination Committee reviews the share ownership guidelines on an annual basis and recommends any changes to the Board for approval.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

The Company entered into new employment agreements with Messrs. Lalonde, Nikolakakis, Kumoi and Bird effective January 1, 2015. The employment agreements of each of the NEOs, at the date of this Information Circular, provide for: (1) salary; (2) bonus, at the discretion of the Board upon annual reviews; (3) Options and/or Units (see Summary Compensation Table). None of the employment agreements are for fixed terms and terminate in accordance with the termination provisions of the agreements. Other than for Mr. Labine’s employment agreement, the agreements provide that in the event of a significant change in the affairs of the Company such as a take-over bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding Common Shares, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding Common Shares of the new or continuing corporation (“Significant Change”), and the NEO is terminated by the Company without cause or is constructively dismissed within one year of the Significant Change, the Company shall pay the following amounts:

Michael Lalonde, President and Chief Executive Officer – two times annual salary and two times annual target bonus payment (with such annual target bonus payment for the purposes of this calculation to be deemed to be equal to 100% of his annual salary).

Nicholas Nikolakakis, Vice President and Chief Financial Officer – 1.5 times annual salary and 1.5 times annual target bonus payment (with such annual target bonus payment for the purposes of this calculation to be deemed to be equal to 60% of his annual salary).

Glenn Kumoi, Vice President, General Counsel and Corporate Secretary – 1.5 times annual salary and 1.5 times annual target bonus payment (with such annual target bonus payment for the purposes of this calculation to be deemed to be equal to 60% of his annual salary).

Rubicon Minerals Corporation Information Circular	Page 38

Howard Bird, Vice President, Exploration – 1.5 times annual salary and 1.5 times annual target bonus payment (with such annual target bonus payment for the purposes of this calculation to be deemed to be equal to 60% of his annual salary).

Mr. Labine’s agreement provides that in the event of a Significant Change, then at the option of Mr. Labine, he may elect to continue to be employed by the Company or give notice of termination within six months from the Significant Change, upon which he will be entitled to receive two times his annual salary.

Each NEO is obligated to keep all of the Company’s confidential information confidential for a period of one year after termination of their respective agreements.

The following table shows, for each NEO, the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2014, the amount such person would have been entitled to if a change of control occurred on December 31, 2014 and the amount such person would have been entitled to receive on the termination of his employment without just cause on December 31, 2014 if that termination occurred following a change in control. For Messrs. Lalonde, Nikolakakis, Kumoi and Bird, the amounts below are calculated based on the terms of their new employment agreements entered into with the Company effective January 1, 2015.

Named Executive Officer	Triggering Event
	Termination of Employment	Change of Control	Termination of Employment Following Change of Control
Michael Lalonde (President and Chief Executive Officer)
Severance	$2,080,000	-	$2,080,000
Accelerated vesting of Options(1)	-	-	-
Total	$2,080,000	-	$2,080,000

Nicholas Nikolakakis (Vice President and Chief Financial Officer)
Severance	$756,000	-	$756,000
Accelerated vesting of Options(1)	-	-	-
Total	$756,000	-	$756,000

Daniel Labine (Vice President, Operations)
Severance	$590,000	$590,000	$590,000
Accelerated vesting of Options(1)	-	-	-
Total	$590,000	$590,000	$590,000

Glenn Kumoi (Vice President, General Counsel and Corporate Secretary)
Severance	$698,400	-	$698,400
Accelerated vesting of Options(1)	-	-	-
Total	$698,400	-	$698,400

Rubicon Minerals Corporation Information Circular	Page 39

Named Executive Officer	Triggering Event
	Termination of Employment	Change of Control	Termination of Employment Following Change of Control
Howard Bird (Vice President, Exploration)
Severance	$684,000	-	$684,000
Accelerated vesting of Options(1)	-	-	-
Total	$684,000	-	$684,000

Note:
1.
Accelerated vesting amounts represent the difference between the closing market price of the Common Shares on December 31, 2014 and the option exercise price multiplied by the number of unvested options. As all unvested options had exercise prices above the year-end closing market price, all entries are nil.

The criteria used to determine the amount payable to the NEOs was based on industry standards and the Company’s financial circumstances. The employment agreements with the NEOs and subsequent increases in salaries were accepted by the Board based on recommendations of the Compensation Committee.

DIRECTOR COMPENSATION

The Board has the responsibility of determining the compensation of the Company’s directors upon recommendation of the Compensation Committee. The Board, upon recommendation of the Compensation Committee, has determined that the principal method of compensating directors is through an annual retainer, meeting fees and the grant of Options and Units. The annual retainer and meeting fees are paid in cash.

The objective in setting the compensation for the directors is to ensure that the Company can attract and retain a high quality of candidates. The compensation in 2014 for the directors is summarized in the following table.

Director Compensation Table

The following table sets forth information concerning the compensation paid to, awarded to or earned by directors of the Company other than the NEOs during the financial year ended December 31, 2014:

Name(1)	Fees earned(2) ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Beatty(4)	89,750	24,999	300,665	-	-	-	415,414
David Adamson	125,900	24,999	149,037	-	-	-	299,936

Rubicon Minerals Corporation Information Circular	Page 40

Name(1)	Fees earned(2) ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Christopher Bradbrook(5)	104,750	24,999	71,376	-	-	-	201,125
Julian Kemp	114,950	24,999	149,037	-	-	-	288,986
David Reid(6)	34,900	24,999	71,376	-	-		131,275
Peter Rowlandson	73,805	24,999	149,037	-	-	-	247,841
Bruce Thomas	113,275	24,999	149,037	-	-	-	287,311
Michael Winship	83,100	24,999	149,037	-	-	-	257,136

Notes:

1.
The Company, at the end of the financial year December 31, 2014, had seven directors, one being an NEO (Michael Lalonde). For a description of the compensation paid to Michael Lalonde, please refer to the Summary Compensation Table in “Statement of Executive Compensation”.

2.	All non-executive directors were paid fees quarterly according to the following schedule for 2014:

Director Retainer	$35,000 annually
Board Chair Retainer	$100,000 annually
Audit Committee Chair Retainer	$15,000 annually
Other Committee Chair Retainer	$7,500 annually
Board and Committee Meeting Fees	$1,500 per meeting
Retainer for all non-chair committee members	$5,000 annually

3.
Option-based awards represent the fair value of Options measured using the Black-Scholes-Merton model as measured at the grant date of the underlying Option. The Black-Scholes-Merton model is the method used by the Company to measure stock-based compensation in its financial statements. The significant assumptions used in applying this model to the 2014 grants were: exercise price and market price: $1.13 to $1.68, estimated future risk-free interest rate: 1.0% to 1.47%, estimated time to exercise: four years, estimated future volatility of the Company’s share price: 64% to 68% and estimated future annual dividends: Nil. The amounts included in this column include both grants that were paid in 2014 for performance in 2013, along with grants that were paid in 2015 for performance in 2014. Mr. Beatty’s amount included in this column includes Options having a Black-Scholes value of $223,004 that were granted upon his appointment as Chairman of the Board effective June 25, 2014.

4.	Mr. Beatty became a director on June 25, 2014.

5.	Mr. Bradbrook resigned from the Board effective May 6, 2014.

6.
Between January 1, 2014 and June 25, 2014, Mr. Reid was both a director of the Company and a partner at the law firm of Davis LLP. During the 2014 fiscal year, the Company paid legal fees to Davis LLP aggregating $856,295.

None of the directors of the Company other than the NEOs, received, during the financial year ended December 31, 2014, compensation pursuant to:

Rubicon Minerals Corporation Information Circular	Page 41

(a)
any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors other than as disclosed in Note 4 to the “Director Compensation Table” above; or

(b)
any arrangement for the compensation of directors for services as consultants or experts for the financial year ended December 31, 2013, other than as disclosed in Note 5 to the “Director Compensation Table” above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding share-based awards and option-based awards

The following table sets forth particulars of all awards outstanding for each director who is not a NEO of the Company as at the end of the financial year ended December 31, 2014, the most recent financial year-end, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
David Beatty(4)	300,000	1.49	25-June-2019	-	-	-	-

David Adamson	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018	-	-	-	-
	250,000	2.94	06-June-2017	-	-	-	-
	270,000	3.98	04-Jan-2017	-	-	-	-
	300,000	5.80	13-Jan-2016	-	-	-	-
	300,000	5.22	13-Jan-2015	-	-	-	-

Christopher Bradbrook(5)	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	115,000	5.22	13-Jan-2015	-	-	-	-

Julian Kemp	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017
	100,000	3.63	31-May-2016	-	-	-	-

David Reid(6)	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	115,000	5.22	13-Jan-2015	-	-	-	-

Rubicon Minerals Corporation Information Circular	Page 42

	Option-based Awards				Share-based Awards(3)
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

Peter Rowlandson(7)	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018

Bruce Thomas	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018	-	-	-	-
	51,546	3.98	04-Jan-2017	-	-	-	-
	115,000	5.22	13-Jan-2015	-	-	-	-

Michael Winship(8)	140,000	1.49	15-April-2019	-	-	-	-
	110,000	1.89	27-Aug-2018
	51,546	3.98	04-Jan-2017	-	-	-	-

Notes:
1.	All of the grants listed above are grants by the Company of options to purchase Common Shares. Each option entitles the holder to purchase one Common Share.

2.
Value of unexercised in-the-money options represents the difference between the closing market price of the Common Shares on the TSX on December 31, 2014, which was $1.12, and the option exercise price multiplied by the number of outstanding options.

3.	Other than the Option Plan, the Company does not have a long-term incentive plan for the directors who are not also NEOs.

4.	Mr. Beatty became a director on June 25, 2014.

5.	Mr. Bradbrook resigned from the Board effective May 6, 2014.

6.	Mr. Reid ceased to be a Director effective June 25, 2014.

7.
Due to the Option Plan limitation on grants to new directors, Peter W. Rowlandson was granted 200,000 SARs on July 30, 2012, with an exercise price of $3.23 and an expiry date of July 30, 2017. Upon exercise, each SAR would result in a cash payment representing the difference between the market price of the Common Shares on the exercise date and the exercise price plus an additional amount to achieve the equivalent after tax benefit of an Option exercise on the same terms.

8.
Due to the Option Plan limitation on grants to new directors, Michael D. Winship was granted 200,000 SARs on September 7, 2011, with an exercise price of $4.18 and an expiry date of September 7, 2016. Upon exercise, each SAR would result in a cash payment representing the difference between the market price of the Common Shares on the exercise date and the exercise price plus an additional amount to achieve the equivalent after tax benefit of an Option exercise on the same terms.

9.	As the Options and RSUs awarded to the directors for their 2014 performance were not granted until January 2015, they are not included in the table above which is shown as at December 31, 2014.

Rubicon Minerals Corporation Information Circular	Page 43

Incentive plan awards – value vested or earned during 2014

Name	Option-based awards -Value vested during the year(1) ($)	Share-based awards -Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Beatty(2)	Nil	n/a	n/a
David Adamson	Nil	n/a	n/a
Christopher Bradbrook(3)	Nil	n/a	n/a
Julian Kemp	Nil	n/a	n/a
David Reid(4)	Nil	n/a	n/a
Peter Rowlandson	Nil	n/a	n/a
Bruce Thomas	Nil	n/a	n/a
Michael Winship	Nil	n/a	n/a

Notes:
1.
Value vested amount is the aggregate of the differences between the closing market prices of the Common Shares on the TSX on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options.

2.	Mr. Beatty became a director on June 25, 2014.

3.	Mr. Bradbrook resigned from the Board effective May 6, 2014.

4.	Mr. Reid ceased to be a Director effective June 25, 2014.

Equity Ownership Requirements

Effective January 30, 2015, the Company implemented share ownership guidelines pursuant to which directors of the Company are encouraged to own a significant number of Common Shares in order to further align their interests with those of the Company’s shareholders. Compliance with the guidelines is required by the later of January 30, 2020 and five years after becoming an officer, as applicable.

Pursuant to the share ownership guidelines, each director should purchase and beneficially own, Common Shares having an acquisition cost to that director or fair market value (with such value being determined annually using the closing price of the last trading day of each calendar year), whichever is greater, of at least the lesser of (i) three times the value of the director’s annual retainer fee, and (ii) $150,000.

RSUs, PSUs and any other similar equity-based security, whether vested or unvested, are treated as Common Shares owned by a director in connection with these guidelines, however, Options held by a director do not count towards the share ownership requirements under the guidelines.

The Corporate Governance and Nomination Committee reviews the share ownership guidelines on an annual basis and recommends any changes to the Board for approval.

Rubicon Minerals Corporation Information Circular	Page 44

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options(1) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans(2) (c)
Equity compensation plans approved by securityholders	16,942,430	$3.28	9,921,665
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	16,942,430	$3.28	9,921,665

Notes:
1.	Amounts listed in the first row of column (a) represent Options outstanding at December 31, 2014 under the Option Plan.

2.	Amounts listed in column (c) represent the Option Plan limitation of 7.25% of the issued and outstanding Common Shares less issued options as listed in column (a).

Please see “Particulars of Matters to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of Employee Share Purchase Plan” and “Particulars of Matters to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of LTIP” for a description of the ESPP and LTIP, both equity compensation plans, for which shareholders are being asked to consider and vote in respect of their approval at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company, if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Rubicon Minerals Corporation Information Circular	Page 45

Other than as set out in this Information Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

The Company’s Audit Committee is comprised of Messrs. Kemp (Chair), Rowlandson and Thomas, each of whom is “independent” under National Instrument 52-110 Audit Committees (“NI 52-110”), the rules of the NYSE-MKT LLC and Rule 10A-3(b) under the United States Exchange Act of 1934. All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110. The Board has determined that Mr. Kemp, the Chair of the Audit Committee, qualifies as an “audit committee financial expert” under applicable United States law.

The Audit Committee met four times during the financial year ended December 31, 2014 on the following dates: March 18, May 17, August 5 and November 10, 2014.

NI 52-110 requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors. Such information can be found at pages 53 to 55 of the Company’s Annual Information Form for the financial year ended December 31, 2014, and the full text of the Company’s Audit Committee Charter can be found in such Annual Information Form, a copy of which is available online at www.sedar.com or at www.sec.gov or on the Company’s website at www.rubiconminerals.com. A copy will be provided free of charge to any securityholder of the Company upon request.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their governance practices in accordance with that instrument. A discussion of the Company’s corporate governance practices within the context of NI 58-101 is set out in Schedule “G”, while a copy of the Company’s Corporate Governance Guidelines, which encompasses the Board’s mandate, is attached as Schedule “H”.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company’s comparative financial statements and auditors’ report thereon and Management’s Discussion & Analysis for the financial year ended December 31, 2014.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion & Analysis for the year ended December 31, 2014 may contact the Company as follows:

Rubicon Minerals Corporation
 44 Victoria Street, Suite 400
Toronto, Ontario, Canada
M5C 1Y2

Telephone: 416-766-2804
Toll Free: 1-866-365-4706
Facsimile: 416-642-2299
Website:  www.rubiconminerals.com

Rubicon Minerals Corporation Information Circular	Page 46

DIRECTORS’ APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael A. Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

Toronto, Ontario
May 12, 2015

Rubicon Minerals Corporation Information Circular	Page 47

SCHEDULE “A”

EMPLOYEE SHARE PURCHASE PLAN RESOLUTION

In order to be effective, the following ordinary resolution requires approval by not less than a majority of the votes cast by shareholders present in person or by proxy at the Meeting. See “Particulars to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of Employee Share Purchase Plan”.

“WHEREAS:

A.	The Board of Directors of the Company proposes that the Company adopt an employee share purchase plan.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
The Employee Share Purchase Plan, substantially in the form attached as Schedule “B” to the management information circular dated May 12, 2015, with such maximum number of common shares of the Company that may be issued under it and any other share compensation arrangement of the Company to all applicable participants not to exceed 7.25% of the issued and outstanding common shares of the Company at the time of the issuance, be and is hereby adopted; and

2.
any director or officer of the Company be and is hereby authorized to do such things and to execute and deliver all documents that such director or officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

It is the intention of the Management Designees, if named as proxyholder in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the approval of the ESPP Resolution.

SCHEDULE “B”

RUBICON MINERALS CORPORATION

EMPLOYEE SHARE PURCHASE PLAN

1.    Purpose

This Employee Share Purchase Plan (the “Plan”) is intended to provide an incentive for officers and employees of Rubicon Minerals Corporation (the “Company”) and its participating subsidiaries, to acquire or increase their ownership in the Company through the purchase of common shares of the Company. The purpose of the Plan is to provide officers and employees with an opportunity to become an owner in the Company and to invest in the Company’s future by becoming a shareholder.

2.            Definitions

As used in this Plan, the following terms shall have the meanings given to them below:

a.
“Account” means the account recorded in the records of the Administrator established on behalf of a Participant to which the amount of the Participant’s payroll deductions and purchases of Common Shares shall be credited, and any distributions of Common Shares and withdrawals shall be charged.

b.	“Administrator” means any person so designated by the Company, including any third party company hired to perform administrative duties required under the Plan.

c.
“Base Salary” means regular gross earnings or base salary of a Participant, excluding payments for overtime, shift differentials, incentive compensation, bonuses, and other special payments, fees, allowances or extraordinary compensation.

d.
“Benefits Representative” means the person, regardless of whether employed by the Company, who has been formally, or by operation or practice, designated by the Company to assist with the day-to-day administration of the Plan.

e.
“Black-Out Period” means a period of time imposed by the Company, pursuant to the Company’s policies, upon certain designated persons during which those persons may not trade in any securities of the Company.

f.	“Board” means the board of directors of the Company.

g.	“Common Share” means a common share of the Company.

h.	“Company” means Rubicon Minerals Corporation, a corporation incorporated under the laws of British Columbia, and any successor thereto.

i.	“Disability” means any complete and permanent disability.

j.	“Effective Date” means September 3, 2014, the inception date of the Plan.

k.	“Employee” means any employee who is currently in Employment with the Employer at the relevant time.

l.
“Employer” means the Company, its successors, any future parent corporation of the Company and each current or future Subsidiary which has been designated by the Board or the Company as a participating employer in the Plan.

m.
“Employer's Contribution” means, in respect of a Participant, the amount credited to a Participant’s Account each Quarter by the Employer, being an amount equal to 50% of the Participant’s Contribution.

n.	“Employer Shares” has the meaning set forth in Section 8(b) of the Plan.

o.
“Employment” means employment as an employee or officer by the Company or a Subsidiary as designated in such entity’s payroll records, or by any corporation issuing or assuming rights or obligations under the Plan. In this regard, neither the transfer of a Participant from employment by the Company to employment by a Subsidiary, nor the transfer of a Participant from employment by a Subsidiary to employment by the Company, shall be deemed to be a termination of employment of the Participant. Moreover, the employment of a Participant shall not be deemed to have been terminated because of absence from active employment on account of temporary illness or during authorized vacation, temporary leaves of absence from active employment granted by Company or a Subsidiary for reasons of professional advancement, education, health, or government service, or during any period required to be treated as a leave of absence which, by virtue of any valid law or agreement, does not result in a termination of employment.

Any worker treated as an independent contractor by the employer, who is later re-classified as a common-law employee, shall not be in Employment during any period in which such worker was treated by the employer as an independent contractor.

p.	“Insider” has the meaning ascribed thereto in the TSX Company Manual.

q.	“Market Price” means the prevailing market price at the time of either a purchase or sale of Common Shares.

r.	“Officer” means any officer of an Employer, including, without limitation, the Chief Executive Officer, President, Chief Financial Officer, and Chief Operating Officer of the Company.

s.	“Participant” means any Officer or Employee.

t.	“Participant Shares” has the meaning set forth in Section 8(a) of the Plan.

u.
“Participant’s Contribution” means the amount credited to a Participant’s Account each Quarter out of the Participant’s Base Salary, being the Participant’s quarterly Base Salary multiplied by the Payroll Deduction Rate.

v.	“Participant’s Representative” has the meaning set forth in Section 11(b) of the Plan.

w.	“Payroll Deduction Rate

x.	“Plan” means this Employee Share Purchase Plan, as set forth herein, and all amendments hereto.

y.	“Plan Year” means the period from January 1 of each calendar year to December 31 of the same year.

z.	“Purchase Price” has the meaning set forth in Section 7(c) of the Plan.

aa.	“Quarter” means a quarter of the Company’s fiscal year.

bb.	“RRSP” means a registered retirement savings plan established under the Income Tax Act (Canada).

cc.	“RRSP Group Plan” means the group RRSP established by the Trustee on the instructions of individual Participants in accordance with Section 4(d) of the Plan.

dd.	“Securities Act” means the Securities Act (Ontario) amended from time to time.

ee.
“Share Compensation Arrangement” means the Plan described herein and any other security based compensation arrangements implemented by the Company including stock options plans, employee stock purchase plans, share distribution plans, stock appreciation rights, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares of the Company.

ff.	“Stock” means the common shares of the Company.

gg.
“Subsidiary” means any domestic or foreign corporation (other than the Company) (i) which is included in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing more than fifty percent (50%) of the total combined voting power of all classes of capital stock in one of the other corporations in such chain and (ii) which has been designated by the Board or the Company as a corporation whose officers and employees are eligible to participate in the Plan.

hh.	“Termination Date” with respect to a Participant means the date on which the Participant ceases to be a Participant.

ii.	“Trustee” means a trust company as may from time to time be appointed by the Board or the Compensation Committee to act as trustee for the Plan and the RRSP Group Plan.

3.        Eligibility

Participation in the Plan is voluntary. Only individuals who are Participants as of the first day of a quarter are eligible to participate in the Plan as of such day. Individuals who have completed a three-month probationary period, unless waived by the Company, will be eligible to participate in the Plan; however if an individual’s probationary period ends after the first day of a quarter, then the individual will only be eligible to participate in the Plan as of the first day of the next quarter. Each individual who ceases to be a Participant and who subsequently once more becomes a Participant shall be treated as a new Participant for eligibility purposes under the Plan. Any individual who beneficially owns or has control or direction over a number of Common Shares equal to or greater than 5% of the number of Common Shares outstanding, shall not be eligible to participate in the Plan.

4.            Participation

a.
Payroll Deduction Authorization. To enroll in the Plan, a Participant shall execute and deliver to the Benefits Representative, in the form prescribed by the Company from time to time for such purpose, a payroll deduction authorization. Such authorization must specify the Participant’s chosen Payroll Deduction Rate, and such other information as is required to be provided by the Participant on such form. The Payroll Deduction Rate chosen must be expressed in whole numbers as a percentage, and must not be less than 1% but not more than 6% of the Participant’s Base Salary. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Employer to deduct from the Participant’s Base Salary and credit to the Participant’s Account the amount of the Participant’s Contribution authorized by such form.

b.	Account. Once the Participant has enrolled in the Plan, the Company shall direct the Administrator to open an Account for that Participant to record the transactions occurring under the Plan.

c.
Employment and Stockholders Rights. Nothing in the Plan will confer on a Participant the right to continue in the employ of the Employer or will limit or restrict the right of the Employer to terminate the Employment of a Participant at any time with or without cause. A Participant will have no interest in any Common Share to be purchased under the Plan or any rights as a shareholder with respect to such Common Share until the Common Share has been purchased and credited to the Participant’s Account.

d.
RRSP Group Plan. A Participant may elect to hold all or part of any vested Participant Shares (as defined below) and vested Employer Shares (as defined below) in an RRSP by filing with the Administrator a completed application for an RRSP in the form prescribed and indicating the portion of the Participant Shares and Employer Shares allocated to the RRSP. Once an election is made by a Participant to hold all or part of its vested Shares in an RRSP, a Participant may change the level of contribution to a RRSP only one time per calendar year. In the event that a Participant should wish to transfer any vested Participant Shares and vested Employer Shares into an RRSP, he or she may do so by giving notice to the Administrator in the manner prescribed to transfer the specified number of vested Participant Shares and vested Employer Shares into the RRSP Group Plan. A Participant may only make such a transfer request one time per calendar year. It is solely the Participant’s responsibility to ensure that his or her RRSP contributions, including Employer Contributions on his or her behalf, do not, in conjunction with other RRSP contributions of that Participant, exceed the maximum RRSP contribution for income tax purposes of that Participant.

5.            Payroll Deductions

a.
Participant Contributions by Payroll Deductions. The Company shall deduct the Participant’s Contribution from the Participant’s Base Salary in each scheduled payroll period throughout the calendar year. The deductions will commence in the first Quarter after a Participant has delivered his payroll deduction authorization in accordance with Section 4(a) (provided such payroll deduction authorization has been received by the Benefits Representative at least 10 days prior to the beginning of such Quarter). The Company shall credit such Participant’s Contribution to the Participant’s Account.

b.
Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of Participant’s Contributions for a Participant will commence with the first payroll period within the Quarter  commencing after the Participant delivers the payroll deduction authorization in accordance with Section 4(a) (provided such payroll deduction authorization has been received by the Benefits Representative at least 10 days prior to the beginning of such Quarter), and will continue until the payroll period in which the Participant (i) elects to end such deductions and credits pursuant to the terms of the Plan or (ii) ceases to be a Participant.

c.
No Other Participant Contributions Permitted. Each Participant’s Contributions will be credited to the Participant’s Account under the Plan. A Participant may not make any separate cash payment into such Account.

d.
Changes in Participant Contributions. A Participant may increase, decrease, suspend, or resume Payroll Contributions under the Plan by giving written notice to the Benefits Representative at such time and in such form as the Company or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension or resumption will be effective as of the first day of the payroll period as soon as administratively practicable after receipt of the Participant’s written notice. A Participant shall be entitled to change or suspend his or her Payroll Deduction Rate not more than once per calendar year. Notwithstanding the foregoing, a Participant may not increase, decrease, suspend, or resume Payroll Contributions under the Plan during any Black-Out Period imposed on them by the Company.

6.            Employer Contributions

On the last day of each Quarter after a Participant has delivered his payroll deduction authorization in accordance with Section 4(a) (provided such payroll deduction authorization has been received by the Benefits Representative at least 10 days prior to the beginning of such Quarter), the Company shall credit the Employer’s Contribution to the Participant’s Account.

7.             Issuance of Common Shares

a.
Maximum Number of Shares. The maximum number of Common Shares that may be available for issuance under the Plan and any other Share Compensation Arrangement (pre-existing or otherwise) to all applicable Participants shall not exceed 7.25% of the issued and outstanding Common Shares at the time of the issuance.

b.
Maximum Participation by Insiders. Subject to Section 7(a), the aggregate number of Common Shares issuable to Insiders at any time pursuant to this Plan and pursuant to other all Share Compensation Arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Subject to Section 7(a), the aggregate number of Common Shares issued to Insiders pursuant to this Plan and pursuant to all other Share Compensation Arrangements of the Company, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. For purposes of this Section, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the issue of Common Shares pursuant to the Plan.

c.
Use of Contributions; Purchase Price. All contributions to the Plan, including Participant’s Contributions, Employer’s Contributions and any other such payment that may be permitted from time to time, shall be used to subscribe for previously unissued Common Shares from the treasury of the Company, which the Company undertakes and agrees to issue pursuant to the Plan. Common Shares will be issued on the last day of each Quarter at a price equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”), for the five consecutive trading days immediately preceding the last day of the Quarter (the “Purchase Price”).

d.
No Fractional Shares. Fractional Common Shares will not be issued; all fractions will be rounded down to the nearest whole Common Share. Any funds remaining in the Participant’s Account as a result will be held in the Participant’s Account until the next purchase period.

e.	Fees and Commissions. The Company shall be responsible for all fees and expenses in relation to a purchase of Common Shares pursuant to the Plan.

f.
Notwithstanding any other provision of the Plan, no Common Shares shall be issued prior to the approval of the Plan by the shareholders of the Company in accordance with the requirements of the TSX ("Shareholder Approval"). If Shareholder Approval is obtained, the Company will issue all contributions to the Plan received prior thereto will be used to subscribe for previously unissued Common Shares from the treasury of the Company, which the Company undertakes and agrees to issue pursuant to the Plan, on the last day of the Quarter in which Shareholder Approval was obtained and otherwise in accordance with this Section 7. If Shareholder Approval is not obtained, the Company may elect (in its sole discretion) to either (i) return the Participant's Contributions to the Participant and, in such circumstances, the Employer Contributions will be returned to the Employer and the Participant shall have no right, entitlement or claim to any Employer Contributions; or (ii) transfer the contributions to an employee share purchase plan which provides that, or amend the Plan so as to provide that, contributions will be used to purchase shares on the open market rather than to subscribe for previously unissued Common Shares from the treasury of the Company. For greater certainty, while actual issuances of Common Shares will not occur prior to Shareholder Approval, the Purchase Price will be calculated based on terms of the Plan as set out in Section 7(c), or in other words, based on the five consecutive trading days immediately preceding the last day of each Quarter.

8.             Vesting and Holding Periods

a.	Participant Shares. Common Shares purchased with Participant’s Contributions will be designated as “Participant Shares” and will vest immediately with the Participant.

b.	Employer Shares. Common Shares purchased with Employer’s Contributions will be designated as “Employer Shares” and will vest immediately with the Participant unless otherwise prescribed by the Board.

c.	Holding Periods. The Company may make Common Shares issued to Participants under the Plan subject to any holding period as the Board deems appropriate or as required under applicable securities laws.

9.             Ownership of Shares

Subject to any applicable restrictions under Section 8(c) of the Plan, a Participant will be the beneficial owner of all Common Shares credited to his or her Account under the Plan and will have all rights of beneficial ownership in such shares as of the date such shares are purchased. As a beneficial owner all rights of a shareholder of the Common Shares shall vest with the participant on the date such shares are credited to the Participant’s Account. As such, the Participant will be entitled to vote the Common

Shares held in his Account, and the Company and Administrator will arrange for the Participant to receive the relevant information in regard to such action.

10.          Withdrawals Under the Plan

a.
Vested Shares. Subject to compliance with applicable laws and any restrictions (including Black-Our Periods) or holding periods as may be prescribed by the Company, Participants are entitled to sell all vested Participant Shares and Employer Shares held in their Account once per Plan Year (unless otherwise authorized by the Board) and upon the Participant ceasing to be a Participant. Where the Participant holds vested Participant Shares and Employer Shares in the RRSP Group Plan, a Participant may request that all or a portion of the vested Participant Shares and Employer Shares in that Participant’s RRSP be transferred in certificate form to, or be sold and the proceeds transferred to, another RRSP in the Participant’s name, up to a maximum of one time per calendar year.

b.
Sale Requests. Subject to paragraph (a) and any holding period, Participants are entitled to request a sale of the vested Participant Shares and Employer Shares held in their Account on the open market by delivering to the Administrator a written request in the form prescribed by the Administrator. Such shares will be sold as soon as is administratively practical after receipt of the request. The sale price for such Common Shares shall be the Market Price at the time of such sale.

c.
Certificate Requests. Participants are entitled to obtain a certificate representing the vested Participant Shares and Employer Shares held in their Account once per Plan Year (unless otherwise authorized by the Board) and upon the Participant ceasing to be a Participant, by delivering to the Administrator a written request in the form prescribed by the Administrator. Such certificates will be issued and delivered to the Participant as soon as is administratively practical after receipt of the request.

d.
Administrative Fees. Participants are responsible for any fees or commissions relating to the sale of their Participant Shares and Employer Shares, whether the sale was carried out by the Participant or by the Company or the Administrator upon the Participant’s request.

e.
Penalties on Withdrawals. In the event a Participant sells or withdraws vested Common Shares  from his or her Account more than once per Plan Year, such Participant’s participation in the Plan will be suspended for a period of twelve (12) months thereafter, except as may be otherwise authorized by the Board.

f.
Commitment Period. The purpose of the Plan is to encourage a long term ownership in Common Shares. Accordingly, if any Participant sells or otherwise disposes of vested Common Shares acquired under the Plan on or before December 31 of the Plan Year following the Plan Year during which such Common Shares were issued (“Year 2”), such Participant’s participation in the Plan will be suspended for a period of twelve (12) months thereafter, except as may be otherwise authorized by the Board.

11.          Termination of Employment

a.
General Rule. Upon a Participant ceasing to be a Participant for any reason, such Participant’s right to participate in the Plan will immediately terminate. All Employer Contributions not yet credited to the Participant’s account shall be forfeited.

b.
Termination, Death or Disability. If a Participant ceases to be a Participant for any reason, the Participant (or the Participant’s personal representative or legal guardian in the event of Disability, or the Participant’s beneficiary or the administrator of their will or executor of their estate in the event of death (the “Participant’s Representative”)), will have the right to elect to withdraw or sell all the vested Common Shares credited to the Participant’s Account as of the Termination Date, or, if the Participant’s vested Common Shares are held in an RRSP, to the extent permitted by law, that all such shares be transferred to another RRSP in the Participant’s name. The Participant (or the Participant’s Representative) must make such election in the form prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s termination of employment date, the Participant (or the Participant’s Representative) will automatically be deemed to have elected to withdraw the balance of vested Common Shares in the Participant’s Account as of the Termination Date, or, if the Participant’s vested Common Shares are held in an RRSP, sell all the vested Common Shares in the Participant’s Account, and distribute the proceeds (net of brokerage commissions, sales administration fees and withholding tax) to the Participant. Thereafter, any accumulated cash and Common Shares credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable. In all cases share balances will be delivered in certificate form, and cash will be paid in lieu of any fractional share balances.

c.
Rehired Participants. Any Participant who ceases to be a Participant and who subsequently once more becomes a Participant shall be treated as a new Participant for purposes of eligibility to participate in the Plan.

12.          Interest

No interest will be paid or allowed on any money paid into the Plan or credited to the Account of any Participant.

13.          Administration of the Plan

a.
Authority of the Board of Directors. Subject to the provisions of the Plan, the Board shall have the  plenary authority to (a) interpret the Plan, (b) make such rules as it deems necessary for the  proper administration of the Plan, (c) make all other determinations necessary or advisable for the administration of the Plan, (d) amend the Plan in accordance with Section 18 of the Plan, and (e) correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent that the Board deems advisable. Any action taken or determination made by the Board pursuant to this and the other provisions of the Plan shall be conclusive on all parties. By express written direction, or by the day-to-day operation of Plan administration, the Board may delegate the authority and responsibility for the day-to-day administrative or ministerial tasks of the Plan to a Benefits Representative and/or an Administrator, including a brokerage firm or other third party engaged for such purpose.

b.
Decisions Binding. All determinations and decisions made by the Board shall be made in its discretion pursuant to the provisions of the Plan, and shall be final, conclusive and binding on all persons including the Participants, and their estates and beneficiaries.

14.          Transferability

No cash or Common Shares credited to a Participant’s Account, nor any rights to receive Common Shares under the Plan, may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than as provided under the Plan or by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge, or other disposition will be void and without effect.

15.          Changes in the Company’s Capital Structure

In the event of any reclassification or change of the Common Shares, the Plan shall thereafter entitle Participants to subscribe for, through their Accounts, the securities of the Company of the appropriate class or classes resulting from said reclassification or change as the Participants would have been entitled to receive had the Participants been the holders of record of Common Shares immediately before such reclassification or change.

Subject to Section 18 of the Plan, in the event of any capital reorganization of the Company not otherwise covered in this Section 15 or a consolidation, amalgamation or merger of the Company with or into any other entity, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the appropriate class  or classes or  property of the entity resulting from  such  capital reorganization, consolidation, amalgamation, or merger or, as the case may be, that the Participants would have been entitled to receive on such capital reorganization, consolidation, amalgamation, or merger if, on the record date or the effective date thereof, they had been the registered holders of Common Shares.

In the event that the Company takes any action affecting the Common Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participants, the rights of the Participants under the Plan will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

The Company shall take such steps in connection with such transactions as the Company shall deem necessary or appropriate to assure that the provisions of this section are effectuated for the benefit of the Participants.

16.          Plan Expenses

The expenses of the Plan shall be paid by the Company except as otherwise provided herein or under the terms and conditions of any agreement entered into between a Participant and any Administrator engaged to administer Accounts. All funds received or held by the Company under the Plan shall be included in the general funds of the Company free of any trust or other restriction, and maybe used for any corporate purpose.

17.          Term of the Plan

The Plan shall become effective as of September 3, 2014, subject to approval by the shareholders and the TSX.

18.          Amendment or Termination of the Plan

a.
Termination or Amendment without Shareholder Approval. Subject to Section 18(b) of the Plan  and any applicable rules of the TSX, the Board shall have the authority to terminate the Plan at any time, or to make any amendments it deems appropriate including, without limitation, the following amendments to the Plan, without the prior approval  of the Participants or the shareholders of the Company:

i.
any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

ii.	any amendment which is intended to provide additional protection to shareholders of the Company (as determined at the discretion of the Board);
iii.	any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;
iv.	any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company;
v.	any amendment which is intended to facilitate the administration of the Plan; and
vi.
subject to Section 18(b), any amendment to the terms of the Plan, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the procedure for enrolling in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participants’ Contributions and Employer’s Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw Common Shares and cash credited to a Participant’s Account and the procedures for doing the same, the transferability of Common Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

b.	Amendments Requiring Shareholder Approval. Notwithstanding Section 18(a):

any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

i.
No termination, modification, or amendment of the Plan shall material adversely affect the rights of a Participant with respect to Common Shares previously purchased under the Plan without such Participant’s written consent; and

ii.
No modification or amendment to the following provisions of the Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the stock exchanges on which the Common Shares are listed for trading:

A.
the definition of “Participant” or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Company (as such term is defined in the applicable securities laws) or any change to section 3 that would have the effect of allowing the participation by a holder of 5% or more of the outstanding Common Shares;

B.	the aggregate maximum number or percentage of Common Shares that may be issued pursuant to the Plan as specified in Section 7(a);

C.	the Purchase Price at which Common Shares may be purchased pursuant to the Plan;

D.
the rights of a Participant to withdraw Participant Shares and accumulated cash credited to the Participant’s Account if the Participant ceases to be a Participant for any reason other than retirement, death, or Disability;

E.	the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

F.
the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full  deduction of the number  of underlying Common Shares from the aggregate maximum number of Common Shares authorized and reserved for issuance under the Plan;

G.	the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Employer’s Contributions;

H.	any reduction to the range of amendments requiring shareholder approval under this Section or any other amendments to this Section 18;

I.	the amount of the Employer’s Contributions; and

J.	any amendments to Section 7(b).

19.             No Restriction on Corporate Action

Subject to the Plan, nothing contained in the Plan shall be construed to prevent the Board or the Company from taking any corporate action which is deemed by the Company to be appropriate or in its best interest, whether or not  such  action  would  have an adverse effect  on the Plan or  rights  of Participants under the Plan. No Participant, beneficiary or other person shall have any claim against any Employer as a result of any such action.

20.             Miscellaneous

a.
Tax. The Company may adopt and apply rules that in its opinion will ensure that the Company will be able to comply with applicable provisions of any federal, provincial, state or local law relating to withholding of income tax and other source deductions.

b.	Headings. Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction or interpretation of any provisions hereof.

c.	Governing Law. This Plan shall be governed and construed in accordance with the laws of the Province of Ontario to the extent not pre-empted by federal law.

d.
Regulatory Approvals and Compliance. The Company’s obligation to issue and deliver Common  Shares under the Plan is at all times subject to all approvals of and compliance with the (i)  regulations of any applicable stock exchanges and (ii) any governmental authorities required in connection with the authorization, issuance, sale or delivery of such Common Shares, as well as federal, state and foreign securities laws.

e.
Severability. In the event that any provision of this Plan shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal, invalid, or unenforceable provision had not been included herein.

f.
No Guarantee of Tax Consequences. The Board, the Company and any subsidiary of the Company do not make any representation, commitment or guarantee that any tax treatment will apply or be available to any person participating or eligible to participate in the Plan, including, without limitation, any tax imposed by Canada or any other country thereof, any estate tax, or any tax imposed by a foreign government.

g.
No Guarantee against Market Fluctuation. The Board, the Company and any subsidiary of the Company do not make any commitment or guarantee against fluctuation in the Market Price of the Common Shares. Participants are advised to consider their overall investment position prior to joining the Plan, and are encouraged to consult with an independent investment advisor prior to making any investment decision concerning the Plan.

h.
Statements. The Company shall arrange for Participants to receive a record of their Account on a Quarterly basis. The Company reserves the right to amend the frequency of the statements so long as Participants receive a record of their Account on an annual basis.

SCHEDULE “C”

LTIP RESOLUTION

In order to be effective, the following ordinary resolution requires approval by not less than a majority of the votes cast by shareholders present in person or by proxy at the Meeting. See “Particulars to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of Long-Term Incentive Plan”.

“WHEREAS:

A.
The Board of Directors of the Company proposes that the Company adopt a long-term incentive plan (the “LTIP”) pursuant to which restricted share units (“RSUs”) and performance share units (“PSUs”) are to be granted to directors, officers and employees of the Company.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
The LTIP, substantially in the form attached as Schedule “D” to the management information circular dated May 12, 2015, with such maximum number of common shares of the Company reserved for issuance upon the exercise of units granted under the LTIP, when combined with all of the securities granted under the Company’s other security-based compensation arrangements not to exceed 7.25% of the number of common shares of the Company which are issued and outstanding on a rolling basis as at the date of grant of any unit, be and is hereby adopted; and

2.	the 506,767 RSUs and 1,480,263 PSUs previously granted under the LTIP are hereby ratified;

3.
any director or officer of the Company be and is hereby authorized to do such things and to execute and deliver all documents that such director or officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

It is the intention of the Management Designees, if named as proxyholder in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the approval of the LTIP Resolution.

SCHEDULE “D”

Rubicon Minerals Corporation

Long-Term Incentive Plan
(2015)

The Board of Directors of Rubicon Minerals Corporation (the “Company”) has established this Long-Term Incentive Plan (the “Plan”) for the Company governing the issuance of Restricted Share Units and Performance Share Units (each as defined herein) to directors, officers and employees of the Company and its Affiliates (as defined herein).

1.	Purpose

The principal purposes of the Plan are as follows:

(a)	to strengthen the ability of the Company and its Affiliates to retain qualified directors, officers and employees which the Company and its Affiliates require;

(b)	to provide a competitive long-term incentive program to attract qualified directors, officers and employees which the Company and its Affiliates require; and

(c)
to focus management of the Company and its Affiliates on operating and financial performance and total long-term shareholder return by providing an increased incentive to contribute to the Company’s growth and profitability.

2.	Definitions

         As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)
“Affiliate” means a company, partnership or trust that is controlled by the Company, meaning that the Company, directly or indirectly, has the power to direct the management and policies of such Affiliate by virtue of (i) ownership or direction of voting securities of the Affiliate, (ii) a written agreement or indenture, (iii) being or controlling the general partner if the Affiliate is a limited partnership or (iv) being the trustee if the Affiliate is a trust;

(b)	“Award Agreement” means an agreement between the Company and a Participant under which a Unit is granted.

(c)	“Board” means the board of directors of the Company as it may be constituted from time to time;

(d)	“Black-Out Period” has the meaning set forth in Section 18(i) hereof;

(e)	“Change of Control” means:

(i)
a takeover bid (as defined in the Securities Act (Ontario)), pursuant to which the offeror or any one acting jointly or in concert takes up and pays for Common Shares and, as a result of such take up and payment, the offeror holds in the aggregate more than 50% of the outstanding Common Shares immediately upon completion of the takeover bid;

(ii)	a change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

(iii)	the sale of all or substantially all the assets of the Company;

(iv)	the sale, exchange or other disposition of a majority of the outstanding Common Shares in a single transaction or a series of related transactions;

(v)	the dissolution of the Company’s business or the liquidation of its assets;

(vi)
a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than a majority of the outstanding shares of the new or continuing entity; or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any person, of an aggregate of more than 50% of the outstanding Common Shares;

(f)	“Committee” means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

(g)	“Common Share” means a common share in the capital of the Company;

(h)
“Corporate Performance Measures” for any fiscal year or other period that the Board in its sole discretion, taking into account the recommendations of the Committee, shall determine, means the performance measures to be taken into consideration in awarding certain Restricted Share Units and/or Performance Share Units under the Plan;

(i)	“Date of Grant” means the date on which a particular Unit is granted by the Board as evidenced by the Award Agreement pursuant to which the applicable Unit was granted;

(j)
“Disability” in respect of a Participant means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes that Participant to be unable to engage in any substantial gainful activity;

(k)	“Disinterested Shareholder Approval” means an ordinary resolution approved at a shareholders meeting by a majority of the votes cast by:

(i)	the holders of the issued and outstanding Common Shares; and

(ii)
the holders of any securities of the Company, other than the Common Shares, which have a residual right to share in the earnings of the Company and in its assets upon liquidation or winding-up (“Restricted Securities”), on a basis proportionate to their respective residual equity interests in the Company, excluding votes attaching to the Common Shares and the Restricted Securities beneficially owned by Insiders to whom Units may be issued;

(l)	“Eligible Person” means any employee (full-time or part-time), officer, or director of the Company or any Affiliate thereof;

(m)	“Exchange” means the Toronto Stock Exchange or such other stock exchange on which the Common Shares are then listed and posted for trading from time to time;

(n)	“Fair Market Value” means, with respect to a Common Share on any date,

(i)	where the Common Shares are listed for trading on the TSX, the last closing price of the Common Shares on the TSX immediately prior to that date;

(ii)
where the Common Shares are suspended from or are not listed for trading on the TSX but are listed for trading on another stock exchange or over the counter market, the closing price of the Common Shares on the stock exchange or over the counter market which is the principal trading market for the Common Shares, as may be determined for such purpose by the Committee; or

(iii)
where the Company is a reporting issuer, but the Common Shares are not listed for trading on a stock exchange or over the counter market, or where the Company is not a reporting issuer, the value which is determined by the Committee to be the fair value of the Common Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.

(o)	“Guardian” means the guardian, if any, appointed for a Participant;

(p)	“Participant” means a RSU Participant or a PSU Participant, as applicable;

(q)
“Performance Share Unit” or “PSU” means a unit granted or credited to a PSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a PSU Participant to receive one Common Share in the manner and subject to the terms and provisions set forth in the Plan;

(r)	“PSU Credited Units” has the meaning set forth in Section 20(h) hereof;

(s)	“PSU Expiry Date” has the meaning set forth in Section 20(e)(i) hereof;

(t)
“PSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom a Performance Share Unit has been granted or will be granted thereunder;

(u)
“Qualified Successor” means a person who is entitled to ownership of a Restricted Share Unit or Performance Share Unit upon the death of a Participant, pursuant to a will or the applicable laws of descent and distribution upon death;

(v)
“Restricted Share Unit” or “RSU” means a unit granted or credited to a RSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a RSU Participant to receive one Common Share in the manner and subject to the terms and provisions set forth in the Plan;

(w)	“RSU Credited Units” has the meaning set forth in Section 18(h) hereof;

(x)	“RSU Expiry Date” has the meaning set forth in Section 18(e)(i) hereof;

(y)
“RSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;

(z)	“Shareholder” means a holder of Common Shares;

(aa)
“Shareholder Approval” means approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with applicable corporate laws;

(bb)	“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder;

(cc)	“TSX” means the Toronto Stock Exchange;

(dd)	“Unit” means RSUs and PSUs, as applicable;

(ee)
“Vesting Dates” means, with respect to any Restricted Share Unit, the date upon which Common Shares to be received thereunder shall become deliverable to the RSU Participant of such Restricted Share Unit, as evidenced in the Award Agreement; and

(ff)
“Vesting Milestone” means, with respect to any Performance Share Unit, the date, event or circumstances upon which Common Shares to be received thereunder shall become deliverable to the PSU Participant of such Performance Share Unit, as evidenced in the Award Agreement.

GENERAL PROVISIONS

3.	Administration

Subject to the direction of the Board, the Plan shall be administered by the Committee.

The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  The Committee shall continue to administer the Plan until otherwise directed by the Board.

The Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations on such matters to the Board:

(a)	the determination of the Fair Market Value of the Common Shares on any date;

(b)	the determination of the Participants to whom, and the time or times at which, Restricted Share Units and/or Performance Share Units shall be granted;

(c)	the determination of the number of Restricted Share Units and/or Performance Share Units to be awarded pursuant to such Award Agreement;

(d)	the prescription, amendment and rescission of rules and regulations relating to the Plan;

(e)	the interpretation of the Plan;

(f)	the determination of the terms and provisions of Award Agreements (as hereinafter defined and which need not be identical) entered into in connection with the granting of Units; and

(g)	all other determinations deemed necessary or advisable for the administration of the Plan;

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Board, the Board’s decision to approve the grant of Restricted Share Units and/or Performance Share Units in any year shall not require the Board to approve the grant of Restricted Share Units and/or Performance Share Units to any Participant in any other year; nor shall the Board’s decision with respect to the size or terms and conditions of Restricted Share Units and/or Performance Share Units in any year require it to approve the grant of Restricted Share Units and/or Performance Share Units of the same size or with the same terms and conditions to any Participant in any other year.  The Board shall not be precluded from approving the grant of Restricted Share Units and/or Performance Share Units to any Participant solely because such Participant may previously have been granted Restricted Share Units and/or Performance Share Units under this Plan or any other similar compensation arrangement of the Company or an Affiliate.  No Participant has any claim or right to be granted Restricted Share Units and/or Performance Share Units.

4.	Effective Date

The Plan shall take effect on March 18, 2015, the date of its adoption by the Board.

Any Units issued prior to the effective date of the Plan shall be governed by the terms and conditions of the Plan.

5.	Issuance of Common Shares

Notwithstanding any other provision of the Plan, no Common Shares shall be issued under the Plan prior to the pre-clearance of the Plan by the TSX and any Shareholder Approval required by the TSX has been obtained. Thereafter, no Common Shares may be issued in respect of any Unit granted in reliance on an amendment to the Plan that is subject to, or requires, TSX approval or Shareholder Approval, unless and until such approval has been obtained.

6.	Withholding Taxes

Notwithstanding any other provision contained herein, and together with Sections 18(j) and 20(j), the Company shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Company is in compliance with the applicable provisions of the Tax Act, or any other federal, provincial or local law relating to the withholding of tax or other required deductions relating to the settlement of such Units (the “Applicable Withholding Tax”).

7.	Amendment and Termination of Plan

Subject to Exchange approval, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Sections 18(g) and 20(g), and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(a)	increase the fixed maximum number or percentage of Common Shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to Participants under the Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to Participants under the Plan;

(e)	allow for the cancellation or reissuance of any Unit granted under the Plan;

(f)	extend the term of any Unit;

(g)	permit Units granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(h)	amend the participation limits with respect to grants of Units to non-employee directors of the Board as set out in Section 16(a) and (b); or

(i)	amend this Section 7 of the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 7(a) to (i) above without obtaining Shareholder Approval, including the following types of amendments:

(j)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references; or

(k)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

Notwithstanding the foregoing, no such amendment to the Plan shall cause the Plan in respect of Restricted Share Units or Performance Share Units to cease to be a plan described in section 7 of the Tax Act or any successor to such provision.

8.	Provisions for Foreign Participants

The Company may modify the terms of Units granted to Participants who are foreign nationals or who provide services to the Company or any Affiliate thereof from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions.

9.	Participation in this Plan

(a)
Nothing contained in the Plan nor in any Unit granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares or any rights as a Shareholder or any other legal or equitable right against the Company, or any of its Affiliates whatsoever, including without limitation, the right to vote as a Shareholder and/or the right to participate in any new issue of Common Shares to existing holders of Common Shares, other than those rights relating to Common Shares that have been issued by the Company upon the settlement of a Unit pursuant to the terms of this Plan.

(b)
Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate. No assets of the Company or any Affiliate shall be held in any way as collateral security for the fulfilment of the obligations of the Company or any Affiliate under this Plan. Any and all of the Company’s or any Affiliate’s assets shall be, and remain, the general unrestricted assets of the Company or Affiliate.

(c)
The Company makes no representation or warranty as to the future Fair Market Value of the Common Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Unit or transactions in the Common Shares. With respect to any fluctuations in the market price of Common Shares, neither the Company, nor any of its directors, officers, employees, Shareholders or agents, shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Common Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant, to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

10.	Limitation

Subject to Section 13, the grant of Units under the Plan is subject to the limitation that the aggregate of:

(a)	the number of Common Shares issuable to Insiders (including their Associates), at any time; and

(b)	the number of Common Shares issued to Insiders (including their Associates), within any one year period,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

11.	Right to issue other Common Shares

The Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock, cash or other dividends, issuing further Common Shares, or varying or amending its share capital or corporate structure.

12.	No Violation of Securities Laws

No Unit shall be granted to any Participant unless the Committee has determined that the grant of such Unit and the exercise thereof by the Participant will not violate the securities law of the jurisdiction in which the Company and the Participant reside.

COMMON SHARES SUBJECT TO THE PLAN

13.	Number of Common Shares

The Board, based on recommendations by the Committee, may grant Units under the Plan from time to time to purchase, when combined with all of the securities granted under the Company’s other security-based compensation arrangements, an aggregate of up to a maximum of 7.25% of the number of Common Shares which are issued and outstanding on a rolling basis as at the date of grant of any Unit. The Common Shares issuable under the Plan shall be made available from authorized, but unissued, Common Shares. The Common Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Sections 18(g) and 20(g) hereof.

14.	Expiry of Unit

If a Unit expires or terminates for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purposes of the Plan.

15.	Reservation of Shares

The Company will at all times reserve for issuance and keep available such number of Common Shares as shall be sufficient to satisfy the requirements of the Plan.

16.	Grants to the Board

With respect to grants of Units to the Board:

(a)
the aggregate number of Common Shares reserved for issuance to Participants who are non-employee members of the Board under the Plan and any other security-based compensation arrangements shall not exceed 1.0% of the issued and outstanding Common Shares of the Company; and

(b)
in respect of grants of Units to any individual that is a non-employee member of the Board, the initial grant of Units to such person is not subject to any limit, but thereafter such individual may not be granted Units in any one year period, when combined with the value of the stock options granted under the Company’s stock option plan, having a Black-Scholes value in excess of $150,000 (Note: For greater certainty, the value of the stock options granted under the Company’s stock option plan in any one year period may not have a Black-Scholes value in excess of $100,000).

RESTRICTED SHARE UNITS

17.	Eligibility and Award Determination

Restricted Share Units may only be granted to RSU Participants. In determining the RSU Participants to whom Restricted Share Units may be granted and the number of Restricted Share Units to be awarded, the Board, taking into account the recommendations of the Committee, shall take into account such factors as it shall determine in its absolute discretion including, without limitation, if so determined by the Board, any one or more of the following factors:

(a)	the duties and seniority of the Participant;

(b)	Corporate Performance Measures of the Company or an Affiliate thereof;

(c)	individual and/or departmental contributions and potential contributions to the success of the Company;

(d)	any cash bonus payments paid or to be paid to the Participant in respect of his or her individual contributions and potential contributions to the success of the Company;

(e)	the Fair Market Value of a Common Share at or about the time of the grant of such Restricted Share Unit; and

(f)	such other factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

18.	Terms and Conditions of Restricted Share Unit Awards

Each Restricted Share Unit granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by an Award Agreement, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Board, taking into account the recommendations of the Committee, in its discretion, shall establish):

(a)	Number of Restricted Share Units

The Board, taking into account the recommendations of the Committee, shall determine the number of Restricted Share Units to be awarded to a RSU Participant pursuant to the Award Agreement in accordance with the provisions set forth in Section 18 of the Plan.

(b)	Vesting Dates

(i)
Subject to Section 18(d), with respect to any grant of Restricted Share Units, the Vesting Dates for the Restricted Share Units shall be determined by the Board, taking into account the recommendations of the Committee, from time to time.  Subject to Section 18(b), 18(d) and 18(i), upon the vesting of a Restricted Share Unit, all of the Restricted Share Units credited to a RSU Participant’s notional RSU account in respect of such Restricted Share Unit shall be become exercisable by the RSU Participant in accordance with Section 18(c) hereunder.

(ii)
In the event of the occurrence of a Change of Control occurring prior to the vesting of any Restricted Share Units, such Restricted Share Units shall vest immediately prior to the effective time of a Change of Control.

(c)	Exercising of Restricted Share Units

Once a Restricted Share Unit has vested, the RSU Participant thereof is permitted to exercise such Restricted Share Unit by providing the Company with the required exercise notice. Once the validly completed exercise notice is received by the Company, the Company will deliver to the RSU Participant an amount of Common Shares issued from treasury equal to the number of Restricted Share Units so exercised to the RSU Participant, less any Applicable Withholding Taxes, as soon as practicable in accordance with the delivery instructions as provided by the RSU Participant in the exercise form (subject to applicable law).  Notwithstanding the foregoing, a RSU Participant may not exercise a Restricted Share Unit during a Black-Out Period imposed on the RSU Participant by the Company.

(d)	Transferability of Restricted Share Units

Except as provided otherwise below, Restricted Share Units are non-assignable and non-transferable:

(i)
Death of RSU Participant – If a RSU Participant dies, any Restricted Share Units held by such RSU Participant shall pass to the Qualified Successor of the RSU Participant, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such RSU Participant and the RSU Expiry Date (as defined below). Such Restricted Share Units shall automatically expire and terminate upon ceasing to be exercisable in accordance with this Section 18(d)(i).

(ii)
Disability of RSU Participant – If the employment of a RSU Participant is terminated by the Company or an Affiliate by reason of such person’s Disability, any Restricted Share Units held by such RSU Participant that could have been exercised immediately prior to such termination of service shall be exercisable by such RSU Participant, or by his or her Guardian, until the earlier of one year following the date of termination of service of such person and the RSU Expiry Date. Such Restricted Share Units shall automatically expire and terminate upon ceasing to be exercisable in accordance with this Section 18(d)(ii).

(iii)
Continuance of Vesting – Under this Section, Restricted Share Units held by a Qualified Successor in accordance with Section 18(d)(i) or exercisable by the RSU Participant or his or her Guardian in accordance with Section 18(d)(ii) shall, during the period prior to the termination of the Restricted Share Unit, continue to vest in accordance with any vesting schedule to which such Restricted Share Units are subject, but no acceleration of such vesting shall occur (except in accordance with Section 18(b)(ii) or if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

(iv)	Deemed Non-Interruption of Employment – Subject to any contrary determination by the Board, after taking into account the recommendations of the

Committee, for the purposes of the Plan, employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Participant’s right to reemployment with the Company or an Affiliate is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Participant’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated, for the purposes of the Plan, on the 91st day of such leave, unless otherwise notified in writing by the Committee.

(e)	Termination of Restricted Share Units

To the extent not earlier exercised or terminated in accordance with Section 18(d) above, a Restricted Share Unit shall terminate at the earliest of the following dates:

(i)	the expiry date specified for such Restricted Share Unit in the relevant Restricted Award Agreement (the “RSU Expiry Date”);

(ii)	where a RSU Participant is terminated for cause: (i) the date of such termination for cause; or (ii) such later date determined by the Board, which can be no later than the RSU Expiry Date;

(iii)
where a RSU Participant, either (i) resigns such person’s position with the Company or the applicable Affiliate without prejudice to the Company or the applicable Affiliate in accordance with the applicable employment agreement, services contract or terms of engagement; or (ii) is terminated for a reason other than such person’s Disability, death or termination for cause:

(1)
if such RSU Participant has not continuously served as a director of, or has not been engaged or employed continuously on a full time basis by, the Company or an Affiliate for 2.5 years (30 months) or more as at the date of such resignation or termination, the earlier of: (A) 90 days after such date of resignation or termination; and (B) the RSU Expiry Date, or  such later date determined by the Board, taking into account any recommendations of the Committee, which shall not be later than the RSU Expiry Date; or

(2)
if such RSU Participant has continuously served as a director of, or has been engaged or employed continuously on a full time basis by, the Company or an Affiliate for 2.5 years (30 months) or more as at the date of such resignation or termination, the RSU Expiry Date; and

(iv)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Restricted Share Unit in violation of subsection (d) above.

(f)	No Acceleration of Vesting

For greater certainty, in the event of termination of a Restricted Share Unit under Sections 18(e)(ii), (iii) or (iv) above, unless otherwise set out in the Award Agreement for such Restricted Share Unit or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the RSU Participant’s rights under Section 18(b)(ii) above:

(i)	there shall be no acceleration of the vesting period of any Restricted Share Unit terminated under subsections 18(e)(ii), (iii) or (iv); and

(ii)	the original vesting schedule of any Restricted Share Unit which will be terminated under subsection 18(e)(iii)(1) shall continue until the termination of the Unit.

(g)	Effect of Certain Changes

In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value at the date of the grant of such right; or

(iii)	that, as a result of any recapitalization, merger, consolidation or other transaction that is not a Change of Control, the Common Shares are converted into or exchangeable for any other securities, then, in any such case, the Board (taking into account any recommendations of the Committee) shall make such adjustments to the Plan and to any Restricted Share Units outstanding under the Plan as the Board, in its sole discretion, considers appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to RSU Participants hereunder.

(h)	Dividends

In the event that the Company has paid any dividends on the Common Shares since the granting of a Restricted Share Unit (other than a dividend payable in Common Shares), the number of Restricted Share Units credited to a RSU Participant’s notional account (the “RSU Credited Units”) shall be increased by an amount equal to: (a) the product of the aggregate number of RSU Credited Units multiplied by the per share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per share value of such dividend as at the record date for such dividend, as determined by the Board), divided by (b) the Fair Market Value of a Common Share on such record date.  In the event that the Company has paid any dividends on the Common Shares in additional Common Shares, the number of RSU Credited Units shall be increased by a number equal to the product of (x) the aggregate number of RSU Credited Units, multiplied by (y) the number of Common Shares (including any fraction thereof) payable as a dividend on one Common Share.

(i)	Black-Out Periods

Notwithstanding the provisions of Sections 18(d) or 18(e), if the date on which a Restricted Share Unit would otherwise terminate falls within a period of time imposed by the Company, pursuant to the Company’s policies, upon certain designated persons during which those persons may not trade in any securities of the Company (a “Black-Out Period”) or within ten business days after the end of such Black-Out Period, the termination date of the Restricted Share Unit shall be the close of business on the 10th business day after the end of such Black-Out Period.

(j)	Applicable Withholding Taxes

For greater certainty, unless not required under the Tax Act, no Common Shares will be issued until:

(i)
An amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of such Restricted Share Units has been received by the Company (or withheld by the Company from another cash payment); or

(ii)
The RSU Participant undertakes to arrange for such number of Common Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Common Shares to be delivered to the Company.

PERFORMANCE SHARE UNITS

19.	Eligibility and Award Determination

Performance Share Units may only be granted to PSU Participants.  In determining the PSU Participants to whom Performance Share Units may be granted and the number of Performance Share Units to be awarded, the Board, taking into account the recommendations of the Committee, shall take into account such factors as it shall determine in its absolute discretion including, without limitation, if so determined by the Board, any one or more of the following factors:

(a)	the duties and seniority of the Participant;

(b)	Corporate Performance Measures of the Company or an Affiliate thereof;

(c)	individual and/or departmental contributions and potential contributions to the success of the Company;

(d)	any cash bonus payments paid or to be paid to the Participant in respect of his or her individual contributions and potential contributions to the success of the Company;

(e)	the Fair Market Value of a Common Share at or about the time of the grant of such Performance Share Unit; and

(f)	such other factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

20.	Terms and Conditions of Performance Share Unit Awards

Each Performance Share Unit granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by an Award Agreement, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Board, taking into account he recommendations of the Committee, in its discretion, shall establish):

(a)	Number of Performance Share Units

The Board, taking into account the recommendations of the Committee, shall determine the number of Performance Share Units to be awarded to a PSU Participant pursuant to the Award Agreement in accordance with the provisions set forth in Section 20 of the Plan.

(b)	Vesting Milestones

(i)
Subject to Section 20(d), with respect to any grant of Performance Share Units, the Vesting Milestone for the Performance Share Units shall be determined by the Board, taking into account the recommendations of the Committee, from time to time.  Subject to Section 20(b), 20(d) and 20(i), upon the vesting of a Performance Share Unit, all of the Performance Share Units credited to a PSU Participant’s notional PSU account in respect of such Performance Share Unit shall be become exercisable by the PSU Participant in accordance with Section 20(c) hereunder.

(ii)
In the event of the occurrence of a Change of Control occurring prior to the vesting of any Performance Share Units, such Performance Share Units shall vest in accordance with the terms of the relevant Award Agreement.

(c)	Exercising of Performance Share Units

Once a Performance Share Unit has vested, the PSU Participant thereof is permitted to exercise such Performance Share Unit by providing the Company with the required exercise notice. Once the validly completed exercise notice is received by the Company, the Company will deliver to the PSU Participant an amount of Common Shares issued from treasury equal to the number of Performance Share Units so exercised to the PSU Participant, less any Applicable Withholding Taxes, as soon as practicable in accordance with the delivery instructions as provided by the PSU Participant in the exercise form (subject to applicable law).  Notwithstanding the foregoing, a PSU Participant may not exercise a Performance Share Unit during a Black-Out Period imposed on the PSU Participant by the Company.

(d)	Transferability of Performance Share Units

Except as provided otherwise below, Performance Share Units are non-assignable and non-transferable:

(i)
Death of PSU Participant – If a PSU Participant dies, any Performance Share Units held by such PSU Participant shall pass to the Qualified Successor of the PSU Participant, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such PSU Participant and the PSU Expiry Date (as defined below). Such Performance Share Units shall automatically expire and terminate upon ceasing to be exercisable in accordance with this Section 20(d)(i).

(ii)
Disability of PSU Participant – If the employment of a PSU Participant is terminated by the Company or an Affiliate by reason of such person’s Disability, any Performance Share Units held by such PSU Participant that could have been exercised immediately prior to such termination of service shall be exercisable by such PSU Participant, or by his or her Guardian, until the earlier of one year following the date of termination of service of such person and the PSU Expiry Date. Such Performance Share Units shall automatically expire and terminate upon ceasing to be exercisable in accordance with this Section 20(d)(ii).

(iii)
Continuance of Vesting – Under this Section, Performance Share Units held by a Qualified Successor in accordance with Section 20(d)(i) or exercisable by the PSU Participant or his or her Guardian in accordance with Section 20(d)(ii) shall, during the period prior to the termination of the Performance Share Unit, continue to vest in accordance with any vesting schedule to which such Performance Share Units are subject, but no acceleration of such vesting shall occur (except in accordance with Section 20(b)(ii) or if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

(iv)
Deemed Non-Interruption of Employment – Subject to any contrary determination by the Board, after taking into account the recommendations of the Committee, for the purposes of the Plan, employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Participant’s right to reemployment with the Company or an Affiliate is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Participant’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated, for the purposes of the Plan, on the 91st day of such leave, unless otherwise notified in writing by the Committee.

(e)	Termination of Performance Share Units

To the extent not earlier exercised or terminated in accordance with Section 20(d) above, a Performance Share Unit shall terminate at the earliest of the following dates:

(i)	the expiry date specified for such Performance Share Unit in the relevant Restricted Award Agreement (the “PSU Expiry Date”);

(ii)	where a PSU Participant is terminated for cause: (i) the date of such termination for cause; or (ii) such later date determined by the Board, which can be no later than the PSU Expiry Date;

(iii)
where a PSU Participant resigns such person’s position with the Company or the applicable Affiliate without prejudice to the Company or the applicable Affiliate in accordance with the applicable employment agreement, services contract or terms of engagement: (i) the date of such resignation; or (ii) such later date determined by the Board, which can be no later than the PSU Expiry Date;

(iv)	where a PSU Participant is terminated for a reason other than such person’s Disability, death or termination for cause, in accordance with the terms of the relevant Award Agreement; and

(v)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Performance Share Unit in violation of subsection (d) above.

(f)	No Acceleration of Vesting

For greater certainty, in the event of termination of a Performance Share Unit under Sections 20(e)(ii), (iii),(iv) or (v) above, unless otherwise set out in the Award Agreement for such Performance Share Unit or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the PSU Participant’s rights under Section 20(b)(ii) above:

(i)	there shall be no acceleration of the vesting period of any Performance Share Unit terminated under subsections 20(e)(ii), (iii), (iv) or (v); and

(ii)	the original vesting schedule of any Performance Share Unit which will be terminated under subsection 20(e)(iv) shall continue until the termination of the Unit.

(g)	Effect of Certain Changes

In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value at the date of the grant of such right; or

(iii)	that, as a result of any recapitalization, merger, consolidation or other transaction that is not a Change of Control, the Common Shares are converted into or exchangeable for any other securities, then, in any such case, the Board (taking into account any recommendations of the Committee) shall make such adjustments to the Plan and to any Performance Share Units outstanding under the Plan as the Board, in its sole discretion, considers appropriate in the circumstances to prevent substantial dilution or enlargement of the rights granted to PSU Participants hereunder.

(h)	Dividends

In the event that the Company has paid any dividends on the Common Shares since the granting of a Performance Share Unit (other than a dividend payable in Common Shares), the number of Performance Share Units credited to a PSU Participant’s notional account (the “PSU Credited Units”) shall be increased by an amount equal to: (a) the product of the aggregate number of PSU Credited Units multiplied by the per share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per share value of such dividend as at the record date for such dividend, as determined by the Board), divided by (b) the Fair Market Value of a Common Share on such record date.  In the event that the Company has paid any dividends on the Common Shares in additional Common Shares, the number of PSU Credited Units shall be increased by a number equal to the product of (x) the aggregate number of PSU Credited Units, multiplied by (y) the number of Common Shares (including any fraction thereof) payable as a dividend on one Common Share.

(i)	Black-Out Periods

Notwithstanding the provisions of Section 20(d) or 20(e), if the date on which a Performance Share Unit would otherwise terminate falls within a Black-Out Period imposed on the PSU Participant by the Company or within ten business days after the end of such Black-Out Period, the termination date of the Performance Share Unit shall be the close of business on the 10th business day after the end of such Black-Out Period.

(j)	Applicable Withholding Taxes

For greater certainty, unless not required under the Tax Act, no Common Shares will be issued until:

(iii)
An amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of such Performance Share Units has been received by the Company (or withheld by the Company from another cash payment); or

(iv)
The PSU Participant undertakes to arrange for such number of Common Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Common Shares to be delivered to the Company.

GENERAL

21.	Miscellaneous

(a)
No Fractional Common Shares – No fractional Common Shares shall be issued upon the settlement of RSUs or PSUs granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the settlement of an RSU or PSU, or from an adjustment pursuant to, such Participant shall only have the right to receive the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(b)	Effect of Headings – The section and subsection heading contained herein are for convenience only and shall not affect the construction hereof.

(c)
No Right to Continued Employment – Nothing in the Plan or in any Award Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Company or an Affiliate thereof, to be entitled to any remuneration or benefits not set forth in the Plan or an Award Agreement or to interfere with or limit in any way the right of the Company or an Affiliate thereof to terminate any Participant’s employment or service.

(d)
Ceasing to be an Affiliate – Except as otherwise provided in this Plan, Restricted Share Units and/or Performance Share Units granted under this Plan shall not be affected by any change in the relationship between or ownership of the Company and an Affiliate.  For greater certainty, all outstanding Units shall remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any company, partnership or trust ceases to be an Affiliate.

(e)
Unfunded Plan –The Plan shall be unfunded.  Although notional accounts may be established with respect to Participants, any such accounts shall be used merely as a bookkeeping convenience.  The Company shall not be required to segregate any assets that may at any time be represented by Common Shares, cash or rights thereto, nor shall this Plan be construed as providing for such segregation.  Any liability or obligation of the Company to any Participant with respect to a Unit granted under the Plan shall be based solely upon any contractual obligations that may be created by the Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company.  Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by the Plan.

(f)
Successors and assigns – The Plan will be binding on all successors and assigns of the Corporation and all Participants, including without limitation, the estate of any Participant and the Guardian or other legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Company's or Participant's creditors.

22.	Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Ontario.

SCHEDULE “E”

OPTION PLAN AMENDMENT RESOLUTION

In order to be effective, the following ordinary resolution requires approval by not less than a majority of the votes cast by shareholders present in person or by proxy at the Meeting. See “Particulars to be Acted Upon – Adoption of and Amendment to Equity-Based Compensation Plans – Approval of Amendments to Option Plan”.

“WHEREAS:

A.	the shareholders of the Company most recently approved a stock option plan on June 25, 2015 (the “Option Plan”); and

B.	the Board of Directors of the Company considers it in the best interests of the Company to adopt certain amendments to the Option Plan.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the amendments to the Option Plan, as reflected in the blacklined version of the Option Plan attached as Schedule “F” to the management information circular dated May 12, 2015 be and is hereby adopted; and

2.
any director or officer of the Company be and is hereby authorized to do such things and to execute and deliver all documents that such director or officer may, in his discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

It is the intention of the Management Designees, if named as proxyholder in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the approval of the Option Plan Amendment Resolution.

SCHEDULE “F”

BLACKLINED OPTION PLAN

RUBICON MINERALS CORPORATION
STOCK OPTION PLAN
(~~2014~~2015)

1.	INTERPRETATION

1.1	Defined Terms - For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Associate” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Change in Control” means:

(i)
a takeover bid (as defined in the British Columbia Securities Act), pursuant to which the offeror or any one acting jointly or in concert takes up and pays for Shares of the Company and, as a result of such take up and payment, the offeror holds in the aggregate more than 50% of the outstanding Shares immediately upon completion of the takeover bid;

(ii)	a change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

(iii)	the sale of all or substantially all the assets of the Company;

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares of the Company in a single transaction or a series of related transactions;

(v)	the dissolution of the Company’s business or the liquidation of its assets;

(vi)
a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than a majority of the outstanding shares of the new or continuing Company; or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(d)	“Committee” means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

(e)	“Company” means Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(f)	“Date of Grant” means the date on which a grant of an Option is effective;

(g)
“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(h)	“Disinterested Shareholder Approval” means an ordinary resolution approved at a shareholders meeting by a majority of the votes cast by:

(i)	the holders of the issued and outstanding Shares; and

(ii)
the holders of any securities of the Company, other than the Shares, which have a residual right to share in the earnings of the Company and in its assets upon liquidation or winding-up (“Restricted Securities”), on a basis proportionate to their respective residual equity interests in the Company, excluding votes attaching to the Shares and the Restricted Securities beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(i)	“Effective Date” means the effective date of this Plan as set out in Section 16 hereof;

(j)	“Guardian” means the guardian, if any, appointed for an Optionee;

(k)	“Insider” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(l)	“Market Price” means:

(i)	where the Shares are listed for trading on the TSX, the last closing price of the Shares on the TSX immediately prior to the time of the grant of an Option;

(ii)
where the Shares are suspended from or are not listed for trading on the TSX but are listed for trading on another stock exchange or over the counter market, the closing price of the Shares on the stock exchange or over the counter market which is the principal trading market for the Company’s Shares, as may be determined for such purpose by the Committee; or

(iii)
where the Company is a reporting issuer, but the Shares are not listed for trading on a stock exchange or over the counter market, or where the Company is not a reporting issuer, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length.

(m)	“Option” means an option to purchase Shares granted pursuant to the terms of this Plan;

(n)	“Option Certificate” means the certificate to be entered into between the Company and an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan;

(o)	“Option Price” means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(p)	“Optionee” means a person to whom an Option has been granted;

(q)
“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(r)	“Plan” means this Stock Option Plan of the Company;

(s)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(t)	“Related Entity” means, for an issuer or person, a Person that controls or is controlled by the issuer or person or that is controlled by the same Person that controls the issuer;

(u)
“Reorganization” means any statutory merger, plan of arrangement, statutory consolidation, statutory compulsory acquisition, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company;

(v)	“Restricted Securities” has the meaning set out in subsection 1.1(h) hereof;

(w)
“Shareholder Approval” means approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with applicable corporate laws;

(x)	“Shares” means the common shares without par value in the capital of the Company;

(y)	“Term” means the period of time during which an Option is outstanding; and

(z)	“TSX” means the Toronto Stock Exchange.

2.	STATEMENT OF PURPOSE

2.1
Principal Purposes - The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2.2
Benefit to Shareholders - The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

3.	ADMINISTRATION

3.1	Board or Committee - Subject to the direction of the Board, the Plan shall be administered by the Committee.

3.2
Committee - The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  The Committee shall continue to serve until otherwise directed by the Board.

3.3
Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him or her).

3.4	Powers of Committee - The Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations on such matters to the Board:

(a)	administration of the Plan in accordance with its terms;

(b)	determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(c)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)	with respect to the granting of Options:

(i)
determination of the employees, officers, directors or consultants of the Company or a Related Entity of the Company, any Related Entity of such persons, and individuals employed by a Person providing management services to the Company, to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)	determination of the terms and provisions of the Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Certificate);

(iii)	amendment of the terms and provisions of an Option Certificate, provided the Committee obtains:

(A)	the consent of the Optionee; and

(B)	the approval of any stock exchange on which the Company is listed, where required;

(iv)	determination of when Options shall be granted;

(v)	determination of the number of Shares subject to each Option;

(vi)	determination of the vesting schedule, if any, for the exercise of any Option; and

(g)	all other determinations necessary or advisable for administration of the Plan.

3.5
Approvals - The Company will use its best efforts to obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

3.6
Administration by Committee - The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

4.	ELIGIBILITY

4.1
Eligibility for Options - Options may be granted to any employee, officer, director or consultant of the Company or a Related Entity of the Company, to a Related Entity of such persons, and to an individual employed by a Person providing management services to the Company.

4.2	Limitation - Subject to Section 5.1, the grant of Options under the Plan is subject to the limitation that the aggregate of:

(a)	the number of Shares issuable to Insiders (including their Associates), at any time; and

(b)	the number of Shares issued to Insiders (including their Associates), within any one year period,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

4.3
No Violation of Securities Laws -  No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Company and the Optionee reside.

5.	SHARES SUBJECT TO THE PLAN

5.1
Number of Shares - The Board, based on recommendations by the Committee, may grant Options under the Plan from time to time to purchase, when combined with all of the securities granted under the Company’s other security-based compensation arrangements, an aggregate of up to a maximum of 7.25% of the number of Shares which are issued and outstanding on a rolling basis as at the Date of Grant of any Option.  ~~Such~~The ~~maximum number of~~ Shares issuable under the Plan shall be made available from authorized, but unissued, Shares.  The ~~maximum number of~~ Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

5.2
Expiry of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3	Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

5.4
Grants of Other Options to Purchase Shares - Neither the existence of this Plan nor any provision contained in it shall be interpreted as restricting the powers of the Board to, in its discretion, grant options to purchase Shares outside of the Plan.

5.5	Grants to the Board - With respect to grants of Options to the Board:

(c)
the aggregate number of Shares reserved for issuance to Optionees who are non-employee members of the Board under the Plan and any other security-based compensation arrangements shall not exceed 1.0% of the issued and outstanding Shares of the Company; and

(d)
in respect of grants of Options to any individual that is a non-employee member of the Board, the initial grant of Options to such person is not subject to any limit, but thereafter such individual may not be granted Options in any one year period having a Black-Scholes value in excess of CDN$100,000, and together with any other securities granted under the Company’s long-term incentive plan, such individual may not be granted Options and/or other securities in any one year period having a Black-Scholes aggregate value in excess of CDN$150,000.

6.	OPTION TERMS

6.1	Option Certificate - With respect to each Option to be granted to an Optionee, the following terms shall be specified in the Option Certificate between the Company and the Optionee:

(a)	the number of Shares subject to purchase pursuant to such Option;

(b)	the Date of Grant;

(c)	the Term;

(d)	the Option Price, provided that the Option Price shall not be less than the Market Price of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent; and

(f)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

6.2
Vesting Schedule - The Board, taking into account the recommendations of the Committee, shall have complete discretion to set or vary the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(a)	allow full and immediate vesting upon the grant of such Option;

(b)	permit partial vesting in stated percentage amounts based on the length of the Term of such Option; and

(c)	permit full vesting after a stated period of time has passed from the Date of Grant.

6.3
Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required.  In particular, if required by the TSX, Disinterested Shareholder Approval shall be required for:

(a)	a reduction in the Option Price; or

(b)	an extension of the Term,

of a previously granted Option if the Optionee is an Insider of the Company or an Associate of an Insider at the time of the proposed amendment.  In this event, only the Insider whose Option is being amended and such Insider’s Associates shall be required to abstain from voting in relation to the Disinterested Shareholder Approval.

6.4	Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

6.5
Amendment of Expiration of Term of Option During Blackout Period - Notwithstanding the provisions of subsection 6.1(c) or the date of expiration of the Term of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of the Term of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows: if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company or falls within 10 business days after the end of such blackout period, then the Fixed Term expiration date is to the close of business on the 10th business day after the end of such blackout period.

7.	EXERCISE OF OPTION

7.1
Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

7.2
Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares.  A stop-transfer order against such Shares may be placed on the stock books and records of the Company, and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable United States federal and state securities laws, may be endorsed on the certificates representing such Shares in order to assure an exemption from registration.  The Committee also may require such other documentation as may from time to time be necessary to comply with United States federal and state securities laws.  The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

7.3
Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised.  Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

7.4
Issuance of Certificates - As soon as practicable after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Company shall issue a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.5
Withholding Taxes - The Company shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Optionee to the Company, of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares.  Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to a Optionee;

(b)
require, as a condition of the issuance of Shares to an Optionee that the Optionee make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Optionee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Optionee makes such payment; or

(c)
sell, on behalf of the Optionee, all or any portion of Shares otherwise deliverable to the Optionee until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Optionee.

8.	TRANSFERABILITY OF OPTIONS

8.1	Non-Transferable - Except as provided otherwise in this Section 8 or by applicable securities laws, Options are non-assignable and non-transferable.

8.2
Death of Optionee - If an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option dies, any Options held by such person or Related Entity of such person shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such person and the expiry of the Term of the Option.

8.3	Disability of Optionee - If the employment of an employee or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, the employment of an individual employed by a Person providing management services to the Company holding an Option, or the position of a director or officer of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, is terminated by the Company or a Related Entity of the Company by reason of such person’s Disability, any Options held by such person or Related Entity of such person that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, until the earlier of one year following the date of termination of service of such person and the expiry of the Term of the Option.

8.4
Continuance of Vesting - Under this Section 8, options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to the expiry of the Term of the Option, continue to vest in accordance with any vesting schedule to which such Options are subject, but no acceleration of such vesting shall occur (except if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

8.5
Deemed Non-Interruption of Employment - Subject to any determination in writing by the Committee under subsection 3.4(e), employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Related Entity is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Optionee’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated on the 91st day of such leave, unless otherwise notified in writing by the Committee.

9.	TERMINATION OF OPTIONS

9.1	Termination of Options - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Certificate;

(b)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option, is terminated for cause~~,~~: (i) the date of such termination for cause; or (ii) such later date determined by the Board, which can be no later than the expiry date of the Term of the Option;

(c)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option, either (i) resigns such Person’s position without prejudice to the Company in accordance with the applicable employment agreement, services contract or terms of engagement; or (ii) is terminated for a reason other than such Person’s Disability, death or termination for cause:

(i)
if such Person has not continuously served as a director of, or has not been engaged or employed continuously on a full time basis by, the Company for 2.5 years (30 months) or more as at the date of such resignation or termination, the earlier of: (A) 90 days after such date of resignation or termination; and (B) the expiry date of the Term of the Option, or such later date determined by the Board which shall not be later than the expiry date of the Term of the Option; or

(ii)
if such Person has continuously served as a director of, or has been engaged or employed continuously on a full time basis by, the Company for 2.5 years (30 months) or more as at the date of such resignation or termination, the expiry date of the Term of the Option; and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

9.2
No Acceleration of Vesting - For greater certainty, in the event of termination of an Option under subsections 9.1(b), (c) or (d) above, unless otherwise set out in the Option Certificate for such Option or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the Optionee’s rights under sections 10.4 and 10.6:

(a)	there shall be no acceleration of the vesting period of any Option terminated under subsections 9.1(b), (c) or (d); and

(b)	the original vesting schedule of any Option which will be terminated under subsection 9.1(c) shall continue until the termination of the Option.

9.3
Termination In Connection With Reorganization - After the completion of a Reorganization described in Section 10.2, if an Optionee has received a Substituted Option as described in Section 10.2 and such Optionee’s position is terminated in the circumstances described in subsection 9.1(c), the provisions of subsection 9.1(c) and the related provisions of Subsection 9.2 shall apply mutatis mutandis except that, if a longer period than the 90-day period set out in subsection 9.1(c) is provided for in the equivalent provisions of the stock option plan, agreement, certificate or other instrument governing the Substituted Option, then such longer period shall apply.

9.4
Lapsed Options – If Options are surrendered, terminated or otherwise expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such Options, provided that the Company complies with the relevant rules of the TSX.

10.	ADJUSTMENTS TO OPTIONS

10.1
Alteration in Capital Structure  - If there is any material alteration in the capital structure of the Company through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2
Corporate Reorganization Where Company is Acquired - In the event of a Reorganization in which the Company is not the surviving or acquiring corporation, or in which the Company is or becomes a wholly-owned subsidiary of another corporation as a result of such Reorganization becoming effective, the surviving or acquiring corporation or entity shall be required to provide for:

(b)
the assumption of each Option granted under this Plan or the substitution of another option of equivalent value, each on substantially equivalent terms (a “Substituted Option”), as a replacement for each Option granted under this Plan, such that the right to receive Shares on the exercise of an Option shall be converted, under the Substituted Option, into the right to receive such securities, property and/or cash which the Optionee would have received upon such Reorganization if the Optionee had exercised his or her Option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately; or

(c)
the distribution to each eligible Optionee of securities, property and/or cash of appropriate value (as determined by the Board), but only in circumstances in which the Optionee would only have received cash or securities or other property that is not listed for trading on any stock exchange, if the Optionee had exercised his or her Option immediately prior to the record date applicable to such Reorganization;

and the provision of Substituted Options, or the distribution of such securities, property and/or cash, in either case as approved by the Board, shall be binding on all Optionees for all purposes of this Plan.

10.3
Amalgamation, Merger or Arrangement Where the Company is Not Acquired - If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation in circumstances other than as subscribed in section 10.2 above, the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.4
Acceleration of Vesting on Change in Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.  To the extent possible, the Committee or the Board shall give notice to Optionees not less than 30 days prior to the consummation of a Change in Control.

10.5
Determinations to be Made - Adjustments and determinations under this Section 10 shall be made by the Committee or the Board, whose decisions as to the adjustments or determinations which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6
Effect of a Takeover - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a takeover bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee notwithstanding any contingent vesting provisions to which such Option may have otherwise been subject, so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(a)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised, and any vesting schedule shall also be reinstated. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

11.	TERMINATION AND AMENDMENT OF PLAN

11.1
Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(a)	increase the fixed maximum number or percentage of Shares which may be issued under the Plan;

(b)	materially increase the benefits accruing to participants under the Plan;

(c)	add any form of financial assistance;

(d)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(e)	reduce the Option Price;

(f)	allow for the cancellation or reissuance of any Option granted under the Plan;

(g)	extend the Term of any Option;

(h)	permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(i)	remove or increase the non-employee director participation limit; or

(j)	amend this Section 11.1 of the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (j) above without obtaining Shareholder Approval, including the following types of amendments:

(k)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(l)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(m)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

11.2
No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1
Compliance with Laws - Shares shall not be issued pursuant to the exercise of any Option unless the Shares are fully paid and non-assessable and the exercise of such Option and the issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, the United States Securities Act of 1933, as amended, any applicable state or provincial securities or corporate laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed or otherwise traded.

12.2
Regulatory Approval to Issuance of Shares - The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

13.	USE OF PROCEEDS

13.1
Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

14.	NOTICES

14.1
Notices - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed or by electronic communication, in which case notice shall be deemed to have been duly given on the date the facsimile or electronic communication is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS

15.1	No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2
No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Related Company to reduce such Optionee’s compensation.

15.3	Binding Agreement - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4	Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5	Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6	No Representation or Warranty - The Company makes no representation or warranty as to the future market value of any Shares issued or issuable in accordance with the provisions of this Plan.

16.	EFFECTIVE DATE OF PLAN

16.1	Effective Date of Plan - This Plan shall become effective on the date of its acceptance by the shareholders of the Company.

16.2
Rollover from Prior Stock Option Plans - On the Effective Date, this Plan shall supersede all prior stock option plans of the Company and all outstanding stock options granted under prior stock option plans of the Company shall be rolled over into and be subject to the terms and conditions of this Plan.  Any Options granted under this Plan will be subject to the terms of any successor stock option plan.

SCHEDULE “G”

RUBICON MINERALS CORPORATION
(the “Company”)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors (a) Disclose the identity of directors who are independent.

The Company has five independent directors, namely: David Beatty, Julian Kemp, Bruce Thomas, Michael Winship and Peter Rowlandson. These directors are considered independent under NI 52-110, the listing rules of the NYSE-MKT LLC, and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Company has two non-independent directors, namely: Michael Lalonde, who is not independent because he is the Company’s President and CEO, and Dr. David Adamson, who is not independent because he was an executive officer of the Company within the last three years.

(c)      Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board consists of a majority of directors who are independent.
(d)      If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The following directors are presently also directors of other reporting issuers as listed:
	David Beatty	First Service Corporation (TSX;NASDAQ)
	Dr. David Adamson	Constantine Metal Resources Ltd. (TSX-V) Castle Mountain Mining Company Limited (TSX-V)
	Julian Kemp	Marathon Gold Corporation (TSX)

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(e)      Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Board’s policy is to hold independent directors’ meetings at the end of each regularly scheduled Board meeting and, additionally, as determined by the Chairman. At these independent directors’ meetings, non-independent directors and members of management are not in attendance. During the financial year ended December 31, 2014, independent directors met five times.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(f)      Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

David Beatty has been the independent Chairman of the Board since June 25, 2014. Mr. Beatty’s responsibilities include: (a) serving as Chair of the meetings of the Board; (b) maintaining a verbal communication channel with members of the Board and committee Chairs to coordinate input and acting as an effective point of contact between the Board and senior management; (c) overseeing the Board’s discharge of its duties assigned to it by law, in the constating documents of the Company, and as set out in the Corporate Governance Guidelines and establishing procedures to govern the effective and efficient conduct of the Board’s work; (d) preparing, on an annual basis, a work plan for the ensuing year for the Board to ensure the Board fulfills its responsibilities on a timely basis;  (e) reviewing from time to time the committees of the Board, (including the chairs and mandates of such committees) to determine whether they are functioning effectively; (f) ensuring that the work delegated to Board committees is carried out and reported on to the Board; (g) assisting the Board in satisfying itself as to the integrity of the senior officers of the Company and ensuring that such senior officers create a culture of integrity throughout the organization; (h) working with the CEO and the Chair of the Corporate Governance and Nomination Committee to foster an appropriate governance culture within the Company; (i) ensuring that resources and expertise are available to the Board so that it may function effectively and efficiently (including the retention of any outside advisors) and ensuring that any outside advisors retained by the Board are appropriately qualified and independent in accordance with applicable law; (j) mentoring and counselling new members of the Board to assist them in becoming active and effective directors and ensuring that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board in order to periodically provide materials for all directors on subjects relevant to their duties as directors; (k) serving as Chair of the sessions of the independent directors; (l) serving as principal liaison between the independent directors and the CEO and between the independent directors and senior management of the Company; (m) ensuring that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management of the Company present, along with communicating to management of the Company, as appropriate, the results of such meeting sessions; (n) responding directly to shareholder and other stakeholder questions and comments that are directed to the independent directors as a group, following consultation with the CEO and other directors;.

The Board has developed a written position description for the Chairman to ensure separation of the CEO and the Chairman’s roles and responsibilities.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the Company’s most recently completed financial year.
The Board meets a minimum of five times per year, usually every quarter and following the annual meeting of the Company’s shareholders. During 2014, the Board met ten times as follows: on February 5, February 12, February 19, March 18, April 15, May 6, June 25, August 27, September 3 and December 16, 2014.

The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.

The attendance record for the directors of the Company during 2014 was as follows:

	•	David Beatty	4 (director since June 2014)
	•	Dr. David Adamson	10
	•	Bruce Thomas	10
	•	Julian Kemp	10
	•	Michael Lalonde	10
	•	Peter Rowlandson	10
	•	Michael Winship	10
2. Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has a written mandate as set out in its Corporate Governance Guidelines, effective December 30, 2005, amended March 25, 2011, March 30, 2012, April 2, 2013 and April 15, 2014, attached hereto as Schedule “F”.

3.      Position Descriptions

(a)      Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Company has developed written position descriptions for the Chairman of the Board. The roles and responsibilities of the Chair of each Board committee are delineated in the Company’s Corporate Governance Guidelines.

(b)      Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. The CEO has the ultimate responsibility for the management of the Company and reports directly to the Board to implement the strategic goals and objectives of the Company, and enables the Board to fulfill its governance function.  This position description was reviewed by the Corporate Governance and Nomination Committee and approved by the Board.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
4.      Orientation and Continuing Education

(a)      Briefly describe what measures the Board takes to orient new directors regarding:

(i)   the role of the Board, its committees and its directors; and

(ii)        the nature and operation of the Company’s business.

The Chairman of the Board is responsible for providing an orientation for new directors and ensuring that the new directors are provided with an education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. On-going training includes presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, and its internal and independent auditors.

The Board also holds an annual strategy session which was held at the Board meeting on September 3, 2014.

(b)      Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Chair is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company.
5. Ethical Business Conduct (a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs. Specifically, the purpose of the Code is to encourage among the Company’s representatives a culture of honesty, accountability, equality and fair business practice. The Code was updated on April 15, 2014.

(i) disclose how a person or company may obtain a copy of the code.
A copy of the Code is available on the Company’s website and on SEDAR at www.sedar.com.  The Company has also adopted a Whistle Blower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company.  Complaints can be made internally to the Chair of the Company’s Audit Committee or to counsel designated independent director.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance and Nomination Committee for the day-to-day implementation and administration of the Code. Any waivers from the Code that are granted for the benefit of the Company’s directors and executive officers will only be granted by the Board or a Board committee.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(iii)         provide cross-reference to any material change report filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.
(b)      Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Company’s Corporate Governance Guidelines, the directors are required to disclose to the Board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Board has instructed the Company to circulate the Company’s Corporate Disclosure Policy, Insider Trading Policy, Whistle Blower Policy and the Code to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company. This was most recently completed on October 29, 2014.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
6. Nomination of Directors (a) Describe the process by which the Board identifies new candidates for board nomination.

The process by which the Board identifies new candidates for Board nomination is provided in the Company’s Corporate Governance Guidelines and the Corporate Governance and Nomination Committee Charter. When a Board vacancy occurs or is contemplated, the Corporate Governance and Nomination Committee will recommend qualified individuals for nomination to the Board, giving equal consideration to women for the position.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or resign from the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established a Majority Voting Policy (formerly known as the Director Resignation Policy), which sets out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election shall tender his or her resignation to the Board following the annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance and Nomination Committee will consider the matter and, as soon as possible, make a recommendation to the Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance and Nomination Committee, the Board will decide whether or not to accept the tendered resignation. The Board is expected to accept the resignation except in situations where extenuating circumstances would warrant the director continuing to serve on the Board.  The resignation will be effective when accepted by the Board. The Board will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Nomination Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or the Company’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(b)      Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board has a Corporate Governance and Nomination Committee consisting of David Beatty (Chair), Michael Winship and Julian Kemp, each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE-MKT Rule 803A.

During 2014, the Corporate Governance and Nomination Committee met three times on March 28, April 28 and August 15, 2014.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Corporate Governance and Nomination Committee Charter provides that:

The Corporate Governance and Nomination Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs. The Corporate Governance and Nomination Committee Charter was updated to better reflect the Company’s approach to enhancing diversity on the Board by specifically providing that the committee will give equal consideration to women for Board positions. In addition, on an annual basis, the committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.

The Board has delegated to the Corporate Governance and Nomination Committee the authority set out in the Corporate Governance and Nomination Committee Charter which includes the committee forming and delegating authority to sub-committees and the Corporate Governance and Nomination Committee retaining persons having special competencies to assist the committee in fulfilling its responsibilities.

The process to be taken by the Corporate Governance and Nomination Committee for nomination of candidates for election to the Board includes the Corporate Governance and Nomination Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Corporate Governance and Nomination Committee coordinates the search for qualified candidates with input from management and other Board members; the Corporate Governance and Nomination Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; and the Corporate Governance and Nomination Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES

The other primary functions of the Corporate Governance and Nomination Committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the Board (excluding retirement) should resign as a director and make the appropriate recommendations to the Board; to review critically each director’s continuation on the Board every year; to establish a process for the evaluation of the performance of the Board and each of its committees; and such other tasks as may be assigned to the committee by the Board from time to time.

7. Compensation (a) Describe the process by which the Board determines the compensation for the Company’s directors and officers.

The Company’s Compensation Committee makes recommendations to the Board on the remuneration of senior officers and directors of the Company.  The Compensation Committee also administers the Company’s equity compensation plans. The Compensation Committee may recommend to the Board the granting of equity compensation to directors of the Company as well as recommend directors’ fees, if any, from time to time. Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b)      Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Company’s Compensation Committee is comprised of Bruce Thomas (Chair), David Beatty and Julian Kemp, each of whom is considered “independent” as that term is defined in NI 52-110 and under NYSE-MKT Rules 803A and 805.

During 2014, the Compensation Committee met eleven times on March 12, August 6, August 8, August 13, August 27, October 23, October 28, November 13, December 3, December 5 and December 22, 2014.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The role of the Compensation Committee is primarily to administer the Company’s equity compensation plans and to make recommendations to the Board on the remuneration of senior officers and directors of the Company, the evaluation of the CEO and officer succession planning.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board also has a Health, Safety, Environment and Sustainability Committee. The primary function of the Health, Safety, Environment and Sustainability Committee is to promote safe work practices and assist in creating a safe and healthy workplace by recommending to the Board, health, safety and environmental policies and policy improvements that would assist the Company to comply with all applicable laws and regulations during exploration, development, operation and closure activities.

During 2014, the Health, Safety, Environment and Sustainability Committee met four times on March 17, June 23, August 26 and December 15, 2014.

9.      Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Corporate Governance Guidelines provide that the Corporate Governance and Nomination Committee shall review critically each director’s continuation on the Board every year considering among other things, a director’s service on other Boards and the time involved in such other service, and establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board and the results of this evaluation.

10.     Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company does not impose term limits on it directors. While term limits can help ensure the Board gains a fresh perspective, term limits may serve as an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Company believes that directors should be assessed based on their ability to continue to make a meaningful contribution to the Board. The Corporate Governance and Nomination Committee reviews the composition of the Board on a regular basis and recommends changes as appropriate.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company does not have a written policy relating to the identification and nomination of women directors. The Company does not believe that quotas, strict rules or targets necessarily result in the identification or selection of the best candidates for directors. However, the Company believes that diversity in general benefits the Board and its performance. When a Board vacancy occurs or is contemplated, the Company’s Corporate Governance and Nomination Committee Charter specifically contemplates the Committee giving equal consideration to women.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

When a Board vacancy occurs or is contemplated, the Company’s Corporate Governance and Nomination Committee Charter specifically contemplates the Committee giving equal consideration to women for the position.

The Company also specifically considers both the level of female representation and diversity of the Board as considerations in the selection process for new directors, in addition to the expertise and experience required.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Company specifically considers both the level of female representation and diversity of the workplace as considerations in the selection process for new executive officers, in addition to the expertise and experience required.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
14.   Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

The Company does not believe that quotas, strict rules or targets necessarily result in the identification or selection of the best candidates for directors or executive officers of the Company. While the Company has not adopted a target regarding women on the Board or in executive officer positions of the Company, it is committed to advancing women, and other individuals representing a diversity of backgrounds, into leadership roles in the Company through mentoring, continuing educational development and succession planning processes.

15.   Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
The Company does not currently have any directors or executive officers that are women.

SCHEDULE “H”

RUBICON MINERALS CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines (the “Guidelines”) have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1.	MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company always with the best interests of the Company in mind so as to ensure the long-term financial strength of the Company and the creation of enduring shareholder value.  The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a)	develop, monitor and, where appropriate, modify the Company’s strategic plan;

(b)	review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c)	regularly monitor the effectiveness of management policies and decisions;

(d)	evaluate and, with input from the Compensation Committee, select and set the compensation level of the Chief Executive Officer (the “CEO”) and other senior officers;

(e)	identify and assess major risks facing the Company and review options for their mitigation;

(f)	ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g)
review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assess the scope, implementation and integrity of the Company’s internal control systems;

(h)
appoint the officers of the Company (giving equal consideration to women), ensuring that they are of the calibre required for their roles and planning for their succession as appropriate from time to time; and

(i)	establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members as both members of the Committees and as Board members.

2.	DIRECTOR QUALIFICATIONS AND SELECTION

2.1	Board and Director Requirements
The directors will be elected each year by the shareholders at the annual meeting of shareholders.  The Board will propose nominees to the shareholders for election to the Board at such meeting. Nominees who receive a greater number of votes “withheld” than votes “for” election must promptly tender their resignation for the consideration of the Board in accordance with a Majority Voting Policy.  Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interests of the Company and the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member.

The Board will have a majority of “independent” directors, as such term is defined in National Instrument 52-110, the applicable rules of the NYSE MKT and any applicable stock exchange rules, each as may be amended or replaced from time to time.

3.	BOARD LEADERSHIP AND TERM

3.1	Board Leadership
The Board selects the Chair of the Board (“Chair”) in the manner and based on the criteria that it deems best for the Company at the time of selection.  The role of the Chair and CEO should be separate, where possible.  The Chair shall perform such duties and responsibilities as outlined in the Chair of the Board of Directors Charter.  Unless the Chair is an independent director, or if there is no Chair appointed, the Board will have a designated lead independent director of the Board (“Lead Independent Director”), who will meet the Company’s independence criteria.  The Lead Independent Director shall perform such duties and responsibilities as outlined in the Lead Independent Director Charter.

3.2	Directors’ Tenure Policy
The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3	Term Limits and Re-election
The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company.  As an alternative to term limits, the Corporate Governance and Nomination Committee and Chair or Lead Director will review critically each director’s continuation on the Board every year.

3.4	Changes to the Board
Changes to the Board will be announced by press release.

4.	DUTIES OF BOARD MEMBERS

4.1	Director Responsibilities
All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and in the best interests of its shareholders as appropriate.  Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance.  Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.

4.2	Service on Other Boards of Directors
The Company recognizes that its directors benefit from service on boards of directors of other companies, so long as such service does not significantly conflict with the interests of the Company.

Prior to accepting a position on the board or executive position of another reporting issuer, a Director must advise the Chairman of the Corporate Governance and Nomination Committee of the proposed position and all information available to the Director regarding: (a) the business of the other reporting issuer; (b) whether the Company has any contractual or other relationship with the other reporting issuer; (c) whether any other Director or senior executive of the Company is a director, officer or employee of the other reporting issuer;  (d) the expected time commitment in serving in that position with the other reporting issuer; and (e) any potential issues that may arise from good governance guidelines issued by Institutional Shareholder Services (“ISS”) and similar organizations.  The Corporate Governance and Nomination Committee will provide the Director with their views as to whether accepting such position is expected to conflict with the interests of the Company.

4.3	Conflicts of Interest
Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval.  The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter.  Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4	Company Loans and Corporate Opportunities
The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company.  The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5	Director Orientation and Continuing Education
The Chair and the Lead Director will be responsible for mentoring and counselling new members of the Board to assist them in becoming active and effective directors and ensuring that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board in order to periodically provide materials for all directors on subjects relevant to their duties as directors.  Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

4.6	Share Ownership Guidelines
All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5.	BOARD COMPENSATION

5.1	Directors’ Fees
Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Board, with input from the Compensation Committee, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2	Additional Compensation
In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6.	BOARD MEETINGS AND COMMUNICATIONS

6.1	Attendance at Meetings
The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year.  In addition, special Board meetings will be called as necessary.  Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve.  Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.

6.2	Board Agendas
The Chair, if any, or if there is no Chair, the Lead Director, will establish the agenda for each Board meeting in advance.  Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3	Board Material Distribution
Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting.  Directors are required to review such materials before Board meetings to enable a full discussion at the meetings.  Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4	Access to Management and Independent Advisors
Directors have full and free access to officers and employees of the Company.  Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

6.5	Executive Sessions of Non-Management Directors
Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary.  The Lead Director will lead such sessions.  If there is no Lead Director appointed, the Board will designate a lead independent director to lead such sessions.  Minutes of each meeting must be prepared.

6.6	Communications with Interested Parties
Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company’s lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6.  Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares.  The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue.  For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chair of the Audit Committee.

7.	EVALUATION AND SUCCESSION

7.1	Annual Performance Evaluation of the Board, its Committees and Individual Directors
The Board will conduct an annual self-evaluation to determine whether it, its committees and each individual director are functioning effectively.  The Corporate Governance and Nomination Committee, in conjunction with the Chair of the Board and the Lead Independent Director, will ensure that there is an appropriate system in place for the evaluation of the performance of the Board, each of its committees and each individual director which should include a solicitation of comments from all directors and a report to the Board on the results of such evaluation.  Such an assessment should consider:

(a)	in the case of the Board or a committee, its mandate and charter; and

(b)	in the case of an individual director, the applicable position description(s) as well as the competencies and skills each individual director is expected to bring to the Board.

7.2	CEO Evaluation
The Compensation Committee will conduct an annual review of the CEO’s performance.  The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company.  The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management.  The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company and its shareholders.  The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO.  In the absence of a Compensation Committee, only independent directors will conduct the review of the CEO’s performance.

7.3	Succession Planning
The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO.  The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO.  In the absence of a Compensation Committee, the Board should perform these functions.

8.	BOARD COMMITTEES

8.1	Committee Structure
The Board will have at all times an Audit Committee, a Corporate Governance and Nomination Committee and a Compensation Committee unless the Board otherwise determines.  The Board may from time to time establish additional committees as necessary or appropriate, delegating to such committees all or part of the Board’s power.  Such additional committees will have a majority of “independent” members, as such term is defined in National Instrument 52-110, the applicable rules of the NYSE-MKT, any applicable stock exchange rules and the applicable rules and regulations of the U.S. Securities and Exchange Commission, each as may be amended or replaced from time to time.  In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny.  All significant findings of a committee are presented to the full Board for discussion and review.

8.2	Audit Committee
The Audit Committee shall be composed entirely of independent directors.  The primary function of the Audit Committee is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, and financial reporting and statements.

8.3	Corporate Governance and Nomination Committee
The Corporate Governance and Nomination Committee should be composed entirely of independent directors. The Corporate Governance and Nomination Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board. The Corporate Governance and Nomination Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.  The Corporate Governance and Nomination Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes.  The Corporate Governance and Nomination Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in these Guidelines, or as assigned by the Board from time to time.  In the event the Board determines to discontinue the Corporate Governance and Nomination Committee, functions described herein as functions of the Corporate Governance and Nomination Committee shall be performed by the independent directors of the Company or a committee composed of such directors, as directed by the Board.

8.4	Compensation Committee
The Compensation Committee should be composed entirely of independent directors.  The primary function of the Compensation Committee is to review and recommend to the Board appropriate compensation policies, practices and awards for the Company’s employees, executives, committee members and Board members.

In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the independent directors of the Company, unless otherwise stated herein.

8.5	Health, Safety, Environment and Sustainability Committee
The Health, Safety, Environment and Sustainability Committee should be composed entirely of independent directors.  The primary function of the Health, Safety, Environment and Sustainability Committee is to promote safe work practices and assist in creating a safe and healthy workplace, by recommending to the Board, health, safety and environment policies and policy improvements that would assist the Company to comply with all applicable laws and regulations during exploration, development, operation and closure activities.

8.6	Committee Charters and Responsibilities
Each key committee will have its own charter.  The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will evaluate its performance on an annual basis.

8.7	Committee Agendas
The chair of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chair of each committee, in consultation with the appropriate members of the committee and management, will develop the agenda for each committee meeting.

8.8	Advisors
All committees of the Company have the power to hire independent legal, financial or other advisors, as they deem necessary.

9.	CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct.  The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.  In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance and Nomination Committee and such waiver will be properly disclosed to shareholders as required by law.

10.	MISCELLANEOUS

These Guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents.  Although these Guidelines have been approved by the Board, it is expected that these Guidelines will evolve over time as customary practice and legal requirements change.  In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified.  In addition, these Guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these Guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws.

Conversely, nothing in these Guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005,
Updated March 25, 2011; Updated March 30, 2012; Updated April 2, 2013; Updated April 15, 2014